UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

BIOENVISION, INC.

(Name of Subject Company)

BIOENVISION, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(including the associated preferred stock purchase rights)
Series A Convertible Participating Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

09059N100

(CUSIP Number of Common Stock)

David P. Luci
345 Park Avenue, 41st Floor
New York, New York 10154
(212) 750-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Christopher J. Denn, Esq.
James R. Kasinger, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109-2881
(617) 570-1000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.                        Subject Company Information.

(a)   Name and Address.

The name of the subject company is Bioenvision, Inc., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 345 Park Avenue, 41st Floor, New York, New York 10154. The telephone number of the principal executive offices of the Company is (212) 750-6700.

(b)   Securities.

The titles of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates are (i) the Company’s common stock, par value $0.001 per share (including the associated preferred stock purchase rights issued pursuant to the rights agreement, dated November 17, 2004, as amended by Amendment No. 1 dated as of May 30, 2007, between the Company and American Stock Transfer & Trust Company, a New York banking corporation, as the rights agent (the “Rights Agreement”)) (the “Company Common Stock”) and (ii) the Company’s Series A Convertible Participating Preferred Stock, par value $0.001 per share (the “Company Preferred Stock”; the Company Common Stock and the Company Preferred Stock are collectively referred to as the “Shares”). As of May 25, 2007, there were 55,035,739 shares of Company Common Stock outstanding and 2,250,000 shares of Company Preferred Stock outstanding.

Item 2.                        Identity and Background of Filing Person.

(a)   Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b)   Tender Offer.

This Schedule 14D-9 relates to the tender offer by Wichita Bio Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), to purchase (i) all of the outstanding shares of Company Common Stock, at a purchase price of $5.60 per share of Company Common Stock, net to the selling stockholders in cash, without interest thereon and less any required withholding taxes (the “Offer Price”), and (ii) all of the outstanding shares of Company Preferred Stock, for the sum of (a) the product of (x) two (2) multiplied by (y) the Offer Price plus (b) all accrued but unpaid dividends with respect to such shares as of the Acceptance Date (as defined below), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Genzyme and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 4, 2007.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 29, 2007, by and among Genzyme, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”), as a wholly-owned subsidiary of Genzyme. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by the Company, Genzyme, any direct or indirect subsidiary of the Company or Genzyme (including Purchaser), and Shares held by stockholders who have perfected their statutory dissenters’ rights of appraisal under Section 262 of the DGCL) will be automatically converted into (i) in the case of the Company Common Stock, the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to the Offer Price, or (ii) in the case of the Company Preferred Stock, the right to receive the sum of (a) the product of (x) two (2) multiplied by (y) the Offer Price plus (b) all accrued but unpaid dividends with respect to such shares as of the Acceptance Date (the amounts described in clauses (i) and (ii) hereof are referred to collectively as the “Merger Consideration”). The Merger Agreement is summarized in Section 12 of the Offer to Purchase.

Genzyme has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Genzyme and Purchaser are located at 500 Kendall Street, Cambridge, MA 02142.

Item 3.                        Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”) and in the Company’s Proxy Statement in Schedule 14A filed with the SEC on October 20, 2006, as incorporated in this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Genzyme, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Genzyme’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Company Board” or the “Company’s Board of Directors”) after acquiring a majority of the Company Common Stock pursuant to the Offer (such time hereinafter referred to as the “Acceptance Date”).

(a)   Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

In considering the recommendation of the Company Board as set forth in Item 4 below, the Company’s stockholders should be aware that certain executive officers, directors and affiliates of the Company have interests in the Offer and the Merger, which are described below, which may present them with certain potential conflicts of interest. The Company Board is aware of these potential conflicts and has considered them along with the other factors described in this Item 3 and Item 4 below.

Information Statement.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement attached as Annex I hereto.

Director and Officer Indemnification and Insurance.

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between a corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its Amended and Restated By-Laws of the Company (the “Bylaws”) provisions to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended. In addition, the Amended Certificate of Incorporation (the “Charter”) provides that the Company’s directors will not be personally liable for monetary damages to the Company or its stockholders for breaches of their fiduciary duty as directors, except (a) for any breach of the director’s duty of loyalty to the Company or the Company’s stockholders, (b) for acts or omissions not in good faith of law, (c) for any liability under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions) and (d) for any transaction in which the director derives an improper benefit. In addition, the Bylaws provide that the Company (and any successor to the Company by merger or otherwise) is required to indemnify and hold harmless its directors and officers to the fullest extent authorized by the DGCL, as it now exists or may in the future be amended, against any and all expenses (including attorneys’ fees), liabilities or other matters covered by rights to which the directors and officers are entitled under the Bylaws, any agreement, vote of stockholders or disinterested directors of otherwise, to any person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether by or in the right of the Company or otherwise, by reason of the fact that he or she is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan. Expenses for the defense of any action for which indemnification may be available may be advanced by the Company under certain circumstances. The Company maintains liability insurance which insures the Company’s directors and officers against certain losses and insures the Company with respect to its obligations to indemnify its directors and officers.

Pursuant to the Merger Agreement, Genzyme has agreed that any rights to indemnification or exculpation existing in favor of the directors or officers of the Company as provided in its Charter or Bylaws, in effect as of the date of the Merger Agreement, with respect to matters occurring at or prior to the Acceptance Date shall survive the Merger and shall continue in full force and effect for a period of six (6) years after the Acceptance Date, and Genzyme guarantees any such obligations of the Surviving Corporation. Unless required by law, Genzyme has agreed not to amend, repeal or otherwise modify such provisions for indemnification in a manner that would materially and adversely affect the rights of indemnification or exculpation thereunder in favor of the individuals who at the Acceptance Date were directors or officers of the Company until expiration of the applicable statute of limitations. In addition, the Merger Agreement provides that Genzyme will cause the Surviving Corporation to honor the obligations of the Company to comply with the indemnification and exculpation provisions under the Charter and Bylaws in effect as of the date of the Merger Agreement between the Company and any of its directors or officers until expiration of the applicable statute of limitations.

The Merger Agreement further provides that at or prior to the Acceptance Date, the Company will purchase a “tail” directors’ and officers’ liability insurance policy for its directors and officers that will provide the Company’s directors and officers with coverage for six (6) years following the Acceptance Date of not less than the existing coverage under, and have other terms not materially less favorable to the insured persons than the coverage provided in, the directors’ and officers’ liability insurance policy presently maintained by the Company, so long as the aggregate cost is not greater than $1.80 million. Prior to purchasing any such “tail” insurance policy with an aggregate cost equal to or exceeding $1.35 million, the Company shall afford Genzyme the opportunity to purchase a substitute policy with the same coverage limits and substantially similar terms as in the “tail” insurance policy proposed to be purchased by the Company.

Executive Agreements.

Christopher B. Wood, David P. Luci, James S. Scibetta, Ian Abercrombie, Hugh S. Griffith, Kristen M. Dunker and Robert Sterling, each of whom is an executive officer of the Company (“Executive Officer”), previously entered into an executive employment agreement with the Company and/or Bioenvision, Ltd., the Company’s wholly-owned sales and marketing subsidiary (the “Executive Agreements”). The Executive Agreements generally provide that if an Executive Officer resigns for “good reason” or within a certain time period following a “change of control,” or is terminated without “cause”

(as each such term is defined in each respective Executive Agreement), then the Executive Officer will be entitled to receive certain severance payments and certain benefits. The transactions contemplated by the Merger Agreement constitute a “change of control” under the Executive Agreements, where applicable.

For more detailed descriptions of these Executive Agreements, see the Section entitled “Executive Compensation” of the Company’s Proxy Statement on Schedule 14A, filed with the SEC on October 20, 2006 filed as Exhibit (e)(10) hereto, which is incorporated herein by reference. The following descriptions of the Executive Agreements are qualified in their entirety by reference to the respective employment agreements filed as Exhibits (e)(2), (e)(3), (e)(5), (e)(6), (e)(7) and (e)(8) hereto, which are incorporated herein by reference.

Severance.

If any Executive Officer terminates his or her employment after a change of control during the requisite time period, or the Executive Officer resigns for good reason or his or her employment is terminated without cause (as each such term is defined in each respective Executive Agreement), then the Executive Officer would receive the following:  Mr. Wood would receive a lump sum payment equal to one year of base salary. Mr. Luci would receive a lump sum payment equal to 1.50 multiplied by the sum of his base salary plus the average value of his last two annual bonuses. Mr. Luci would also receive a “make whole” payment on an after-tax basis for any and all income or excise taxes, interest or penalties that may be imposed on him under applicable tax laws in connection with or incurred as a result of a change of control (as defined in his Executive Agreement). Mr. Scibetta would receive a lump sum payment equal to the sum of one year of base salary and the average value of the two most recent bonuses received. Mr. Griffith would receive a lump sum payment equal to one year of base salary. Mr. Abercrombie would receive a lump sum payment equal to six months of base salary. Ms. Dunker would receive a lump sum payment equal to 12 months of her base salary plus the average of her last two year-end bonuses. If Mr. Sterling’s employment is terminated without cause (as defined in his Executive Agreement), then Mr. Sterling would receive a lump sum payment equal to one year of his base salary plus bonus. The severance payments and benefits are conditioned upon the Executive Officer’s compliance with certain restrictive covenants.

In addition, under the terms of their respective Executive Agreements (as defined in each respective Executive Agreement), if a change of control occurs during the employment of Messrs. Wood, Luci or Griffith and such change of control prevents any incentive stock options held by any such Executive Officer from receiving favorable tax treatment under Section 422 of the Internal Revenue Code, each such Executive Officer will receive “gross-up” payments to address such loss of favorable tax treatment.

In the event of such a severance-qualifying termination, as described above, the following table shows the amount of potential cash severance payable to each Executive Officer following termination of employment, based on compensation and benefit levels in effect on the date of this Schedule 14D-9, assuming the Executive Officer’s employment terminates under circumstances that entitle the Executive Officer to severance.

Name	Cash Severance(1)
Christopher B. Wood	$324,480	(2)
David P. Luci	$572,385
James S. Scibetta	$270,000
Ian Abercrombie	$94,102	(2)
Hugh S. Griffith	$308,901	(2)
Kristen Dunker	$242,834
Robert Sterling	$181,148

(1)          Subject to applicable state and Federal tax withholding and other deductions and assessments as required by law.

(2)          Amounts are reported in US Dollars at an exchange rate of £1 being equal to $1.993 (as of June 6, 2007).

Annual Bonus.

The Executive Agreements provide that, during the term of such agreements, the Executive Officer will be eligible for an annual incentive bonus, as determined by the Company Board and/or the compensation committee thereof.

Stock Options.

Each of Messrs. Wood, Luci, Scibetta, Griffith, Abercrombie, Sterling and Ms. Dunker is also eligible annually to receive an incentive bonus that the Company Board may grant, at its sole discretion, to the executive in accordance with the Company’s 2003 Stock Incentive Plan, based on the Company Board’s assessment of the Executive’s individual performance. The Company has granted stock options in accordance with the terms of the Executive Agreements, as described under the headings “Executive Compensation And Other Information Concerning Executive Officers” and “Employment Agreements” in the Information Statement. Pursuant to the Merger Agreement, the Company is required to use reasonable efforts to ensure that at the Effective Time, each outstanding option to purchase Company Common Stock granted by the Company under the Company’s 2003 Stock Incentive Plan (each, a “Company Option”) whether vested or unvested, shall be cancelled and will thereafter represent the right to receive, in consideration for such cancellation, an amount in cash equal to the product of (x) the excess, if any, of the Offer Price over the exercise price of each such Company Option multiplied by (y) the number of unexercised shares of Company Common Stock subject thereto. The information contained in Section 12 of the Offer to Purchase regarding treatment of the Options in the Merger is incorporated in this Statement by reference. The foregoing summary and the information contained in the Offer to Purchase regarding Options are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference. Further details regarding certain beneficial owners of Company Common Stock are described under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Information Statement.

The following table summarizes the ownership of Company Options and Company Common Stock by the Company’s executive officers and directors as of the date hereof:

Executive Officers

	Stock Options
Name	Strike Price Above Offer Price	Strike Price Below Offer Price	Company Common Stock
Christopher B. Wood	395,000	2,157,500	2,239,904
David P. Luci	260,000	325,000	310,154
James S. Scibetta	None	350,000	None
Ian Abercrombie	76,250	97,500	None
Hugh S. Griffith	410,000	490,000	None
Kristen M. Dunker	243,750	57,375	None
Robert Sterling	82,500	70,000	12,225

Directors

	Stock Options
Name	Strike Price Above Offer Price	Strike Price Below Offer Price	Company Common Stock
Christopher B. Wood	395,000	2,157,500	2,239,904
Joseph P. Cooper	25,000	6,250	None
Michael Kauffman	22,500	50,000	None
Thomas Scott Nelson	15,000	25,000	79,955
Andrew Schiff	None	None	None
Steven A. Elms	None	None	None

The following table summarizes the ownership of Company Common Stock, Company Preferred Stock and Company warrants by an affiliate of the Company as of the date hereof:

	Company Common Stock	Company Preferred Stock	Stock Warrants
Perseus-Soros Biopharmaceutical Fund, LP	3,375,044	2,250,000	75,009

The following table shows the approximate amount in cash that each executive officer and director is expected to receive, based on equity awards held as of the date of this Schedule 14D-9, as a result of the cash-out of all Company Options and shares of Company Common Stock held by such individual upon the Effective Time:

Executive Officers

Name	Stock Options(1)	Company Common Stock
Christopher B. Wood	$8,746,475		$12,543,462
David P. Luci	$334,250		$1,736,862
James S. Scibetta	$225,750	$	None
Ian Abercrombie	$127,875	$	None
Hugh S. Griffith	$1,127,700	$	None
Kristen M. Dunker	$57,375	$	None
Robert Sterling	$72,500		$68,460

Directors

Name	Stock Options(1)		Company Common Stock
Christopher B. Wood		$8,746,475		$12,543,462
Joseph P. Cooper		$6,250	$	None
Michael Kauffman		$51,250	$	None
Thomas Scott Nelson		$23,250		$447,748
Andrew Schiff	$	None	$	None
Steven A. Elms	$	None	$	None

(1)          Subject to applicable state and federal tax withholding and other deductions and assessments as required by law.

The following table shows the approximate amount in cash that a certain affiliate of the Company is expected to receive, based on equity awards held as of the date of this Schedule 14D-9, as a result of the cash-out of all Company Common Stock, Company Preferred Stock and Company warrants held by this affiliate upon the Effective Time:

Name	Company Common Stock	Company Preferred Stock	Stock Warrants
Perseus-Soros Biopharmaceutical Fund, LP	$18,900,246	$25,200,000	$0

Restrictive Covenants.

Each of Messrs. Wood, Luci, Scibetta, Griffith and Abercrombie is subject to non-competition and non-solicitation provisions that apply for a period following termination of employment with the Company equal to six months, except for Mr. Scibetta, who is subject to a period equal to 12 months.

(b)         Arrangements with Purchaser and Genzyme.

Merger Agreement.

The summary of the Merger Agreement contained in Section 12 of the Offer to Purchase filed as Exhibit (d)(1) to the Schedule TO and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement contains representations and warranties that the Company and Purchaser made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specific date, may be subject to a standard of materiality provided for in the Merger Agreement or may have been used for the purpose of allocating risk among the Company, Genzyme and Purchaser rather than establishing matters as facts.

Mutual Nondisclosure Agreement.

The Company and Genzyme entered into a mutual nondisclosure agreement, dated April 24, 2007, in connection with the consideration of a possible negotiated transaction involving the Company. Under the mutual nondisclosure agreement, the parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company. This summary of the confidentiality agreement does not purport to be complete and is qualified in its entirety by reference to the confidentiality agreement which is filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

Stock Options.

Pursuant to the Merger Agreement, all outstanding and unexercised stock options of the Company, whether vested or unvested, will become fully exercisable and may be exercised up to five (5) days before the Effective Time as set forth in the Company’s 2003 Stock Incentive Plan (the “Company Stock Plan”). At the Effective Time, (a) each stock option outstanding immediately prior to the Effective Time shall be cancelled and the holder shall become entitled to receive a single lump sum cash payment equal to the product of (A) the number of Shares subject to such stock option (and not previously exercised) and (B) the excess, if any, of the Offer Price over the exercise price per Share of such stock option, and (b) the Company Stock Plan shall terminate and all unexercised stock options, whether or not vested, shall be cancelled.

Item 4.                        The Solicitation or Recommendation.

(a)          Recommendation of the Company Board of Directors.

At a meeting of the Company’s Board of Directors held on May 28, 2007, the Company Board unanimously: (i) determined and declared that the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby are advisable, and in the best interests of the Company and its stockholders, (ii) approved the Offer and the Merger in accordance with the DGCL, (iii) approved the Merger Agreement, (iv) recommended that the Company’s stockholders accept the Offer, tender their shares of Company Common Stock into the Offer, and, if required by applicable law, approve the Merger and adopt the Merger Agreement, and (v) approved the Tender and Voting Agreements (as defined in paragraph (c) below) for purposes of satisfying the requirement of prior approval contained in Section 203(a)(1) of the DGCL in order to exempt the Tender and Voting Agreements from the restrictions of Section 203 of the DGCL on business combinations with interested stockholders. Based on the foregoing, the Company Board hereby recommends that the Company’s stockholders accept the Offer, tender their Shares under the Offer to Purchase and, if necessary, approve the Merger and the Merger Agreement.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(1)(A) to this Schedule 14D-9 and is incorporated herein by reference.

(b)   Background and Reasons for the Company Board of Directors’ Recommendation.

Background of the Offer.

1. Commercial Arrangement with Genzyme.

The Company and Genzyme (as successor-in-interest to Ilex Oncology, Inc. as of December 2004) are parties to a Co-Development Agreement, dated March 12, 2001, as amended (the “Co-Development Agreement”). The Co-Development Agreement grants Genzyme exclusive rights to a class of purine nucleoside analogues including clofarabine in North America for human cancer indications. Clofarabine is a novel chemotherapeutic agent with the potential to treat a range of malignancies, including leukemia, lymphoma and solid tumors. Pursuant to this agreement, Genzyme obtained approval in late 2004 to market clofarabine in the United States for the treatment of acute lymphoblastic leukemia (“ALL”) in relapsed or refractory pediatric patients. Genzyme thereafter provided the New Drug Application (“NDA”) supporting the US approval to the Company in increments over time and the Company converted the NDA into a Common Technical Document (“CTD”) over several months and ultimately filed the CTD for approval in Europe in mid-2004. Following the unanimous recommendation of the Committee for Human Medicinal Products (“CHMP”), the Company obtained full approval from the European Medicines Evaluation Agency (“EMEA”) in May 2006. Genzyme and the Company are

currently pursuing additional development programs to expand clofarabine’s label into larger therapeutic indications, including use as a first-line therapy for the treatment of adult acute myeloid leukemia (“AML”).

In connection with the Co-Development Agreement, Genzyme has made quarterly royalty payments on sales of clofarabine in North America, beginning with the quarter ended March 31, 2005, the first quarter in which Genzyme generated commercial sales, in the aggregate amount of approximately $3,624,000 through the quarter ending March 31, 2007.

With regard to upfront payments for further marketing and distribution partners, the Company paid Genzyme approximately $46,880 in June 2006, representing one-third of the amount the Company received from Mayne Pharmaceuticals, Inc. (“Mayne”) in connection with the Company granting to Mayne the exclusive rights to distribute clofarabine for certain cancer indications in Australia and New Zealand.

The parties to the Co-Development Agreement have disputed certain of the rights and obligations of the parties at times or from time to time during the partnering relationship.

2. Acquisition Discussions with Genzyme and Other Target Partner Companies.

Since 2003, the Company’s management has periodically explored and assessed, and discussed with the Company Board, strategic alternatives for the Company. These alternatives included strategies to grow and expand the Company’s business and operations through partnering arrangements and licensing agreements as well as opportunities to merge or combine the Company’s operations with those of a company within the pharmaceutical sector with a focus on products to treat cancer (each, a “Target Partner Company” and, collectively, the “Target Partner Companies”). At many of the regularly scheduled meetings of the Company Board, the Company Board reviewed the Company’s short and long term business strategies, market trends in the industry and the significant challenges the Company then confronted and in the future would likely confront in attaining its strategic objectives.

In connection with the Company Board’s assessment of the Company’s prospects with regard to each of these challenges, in July 2003 the Company Board retained a nationally recognized investment banking firm to serve as a financial advisor to the Company and to assist in exploring potential strategic alternatives for the Company. Between July 2003 and June 2004, the Company’s management and the Company’s financial advisor met with several Target Partner Companies. Certain of the Target Partner Companies expressed an interest in receiving additional information about the Company, and the Company’s management and the Company’s financial advisor provided more detailed information relating to the Company’s various drug candidates, including clofarabine. During this time, the Company’s management and the Company’s financial advisor regularly met with the Company Board to review the status of these discussions. The Company did not receive any proposals during this period and closed the data room in late May 2004. Thereafter, in June 2004, the Company’s management met with Genzyme’s management to discuss potential licensing opportunities. At that time, Genzyme indicated verbally that it was interested in the Company providing Genzyme the worldwide rights to clofarabine in exchange for certain royalty and milestone payments. The Company Board discussed Genzyme’s verbal proposal and decided, after consulting with the Company’s management and the Company’s financial advisor, that Genzyme’s valuation of the clofarabine rights was substantially below expectations and therefore decided not to make any counter-proposal. In June 2004, the Company Board, after consulting with the Company’s management and the Company’s financial advisor, determined to discontinue this process of seeking out potential Target Partner Companies because of the insufficiency of Genzyme’s verbal proposal and a lack of interest among any of the Target Partner Companies in exploring a strategic transaction with the Company.

In mid-2005, Genzyme informed the Company that it was interested in discussing a potential acquisition of the Company. Genzyme indicated that it had retained a nationally recognized investment banking firm to act as its financial advisor in connection with such a transaction. The Company subsequently retained UBS Securities LLC (“UBS”) to serve as the Company’s financial advisor in connection with a possible strategic transaction with Genzyme or another Target Partner Company.

Beginning in August 2005, various due diligence matters relating to the Company were discussed between the Company’s and Genzyme’s financial advisor. During September 7, 2005 and September 8, 2005, the Company’s management, members of Genzyme’s management, and the Company’s and Genzyme’s financial advisors met to discuss due diligence matters and other matters relating to a potential transaction involving the Company and Genzyme. On October 17, 2005, the Company and Genzyme executed a confidentiality agreement pursuant to which they each agreed to keep confidential nonpublic information shared in the course of their discussions and diligence review and pursuant to which Genzyme agreed for a period of time not to acquire shares of the Company’s capital stock or take certain actions with respect to the control of the Company without the consent of the Company Board. During this period, the Company established a due diligence data room and members of Genzyme’s management and other advisors to Genzyme reviewed documents relating to the Company included in such data room.

On October 28, 2005, members of the Company’s management, members of Genzyme’s management and the Company’s and Genzyme’s financial advisors met to discuss further due diligence matters and other matters relating to a potential transaction between the Company and Genzyme. In November and December 2005, Genzyme continued its due diligence review of the Company, and the Company provided Genzyme with various documents and other information relating to the Company and its business. On December 14, 2005, the Company’s management, members of Genzyme’s management, and the Company’s and Genzyme’s financial advisors met to review due diligence matters and the status of ongoing developments relating to potential transactions.

In early 2006, Genzyme indicated that it was withdrawing from its discussions with the Company regarding a strategic transaction between Genzyme and the Company due principally to three concerns:  (i) Genzyme stated that the risk was significant enough that the Company would be unable to obtain regulatory approval from the European Medicines Evaluation Agency based upon the clinical data and other information included in the Company’s regulatory filing in Europe (the “European Filing”); (ii) Genzyme stated that even if the Company were able to obtain such approval for the European Filing in pediatric acute lymphoblastic leukemia indications in relapsed or refractory patients with at least two prior regimens, Genzyme did not believe the Company would receive such approval for at least another year beyond the Company’s expectations at that time; and (iii) Genzyme did not believe the Company would be able to command the pricing and reimbursement levels which the Company articulated and since has obtained.

In April 2006, the Company Board determined that the Company should consider a potential sale, and accordingly, instructed UBS to approach a select number of Target Partner Companies regarding the possibility of a potential strategic transaction with the Company. The Company’s management, with the assistance of UBS, identified approximately 20 Target Partner Companies that were believed to be potentially interested in pursuing a possible strategic transaction with the Company.

During May and June 2006, in accordance with the Company’s instructions, UBS contacted these 20 Target Partner Companies. Four of these companies expressed an interest in discussing with the Company a possible strategic transaction, and each of these four companies executed a confidentiality agreement with the Company. The Company also prepared a due diligence data room in case the Company decided to move forward on a potential transaction with an interested Target Partner Company.

Between May 26, 2006 and June 16, 2006, the Company’s management, together with UBS, met with these four Target Partner Companies (referred to herein as “Company A,” “Company B,” Company C” and “Company D”). At each of these meetings, the Company’s management presented detailed information relating to the Company and its products.

On June 19, 2006, the Company received a preliminary non-binding indication of interest from Company A indicating that Company A was interested in acquiring the Company for a price in the range of $6.25 to $6.75 per share (the “Company A Proposal”). The Company A Proposal was subject to various conditions, including, without limitation, Company A completing its due diligence review of the Company and its products. The Company Board reviewed the Company A Proposal with the Company’s management and UBS. The Company Board determined to continue pursuing other indications of interest from other Target Partner Companies in an effort to determine the relative value of the Company A Proposal.

Between June 21, 2006 and June 26, 2006, each of Company B, Company C and Company D indicated that they were not interested in submitting any indication of interest relating to a possible strategic transaction with the Company.

At a meeting of the Company Board on July 27, 2006, the Company Board and the Company’s management discussed the status of discussions with interested Target Partner Companies. The Company Board directed the Company’s management and UBS to engage in further discussions and negotiations concerning a potential strategic transaction with Company A. In August and September 2006, in accordance with the Company’s directives, the Company’s management updated the due diligence data room and UBS contacted representatives of Company A about the possibility of pursuing a strategic transaction with the Company. As a result of such contacts, in early September 2006, UBS organized a meeting between the Company’s management and the management of Company A at an industry conference held in Geneva, Switzerland. Following this meeting, Company A indicated to UBS that it remained interested in considering a possible strategic transaction with the Company. On October 13, 2006, the Company’s management and UBS and the financial advisor and management team of Company A met and the Company’s management presented detailed information relating to the Company and its products.

During this time, as instructed by the Company, UBS also contacted other Target Partner Companies that the Company Board and the Company’s management and financial advisor believed might express an interest in pursuing a strategic transaction with the Company. None of such Target Partner Companies indicated they were interested in pursuing such a transaction.

In early November 2006, Company A indicated to UBS and the Company’s management that Company A was not prepared to pursue a strategic transaction with the Company at the price per share set forth in the Company A Proposal (i.e., $6.25 to $6.75 per share) because Company A was concerned about the risks associated with the Company’s regulatory strategy and commercialization prospects.

In December 2006, the Company Board directed the Company’s management to begin undertaking a strategic planning process to assess the Company’s assets and business opportunities. In connection therewith, the Company’s management began to define the parameters of such strategic planning process, and in February 2007, the Company retained the services of a third party to assist the Company’s management in undertaking this process.

In early 2007, a representative of Genzyme contacted Dennis Purcell, Senior Managing Director of Aisling Capital, an investment fund that manages Perseus-Soros Biopharmaceutical Fund, LP (which beneficially owns approximately 13% of the Company’s outstanding shares of capital stock), about Genzyme’s potential interest in acquiring the Company. Mr. Purcell indicated that Genzyme would need to talk to the Company regarding such matters. Mr. Purcell then contacted Dr. Christopher Wood, the Company’s Chairman and Chief Executive Officer, regarding these conversations.

Thereafter, Dr. Wood was contacted by Banc of America Securities LLC (“BOA”), Genzyme’s new financial advisor, seeking to discuss matters pertaining to the Company, its business model and the

Company’s potential interest in pursuing a strategic transaction with Genzyme. After this call, BOA sent the Company a due diligence request list relating to the Company and the Company’s products.

Dr. Wood informed the Company Board of the telephone call with BOA and the subsequent due diligence request, and the Company Board determined, after discussion with the Company’s management, that it was premature to respond to Genzyme’s due diligence request and that the Company Board would first need to consider whether pursuing discussions with Genzyme would be in the Company’s best interests.

On April 4, 2007, the Company closed an equity financing with certain investors in which the Company raised approximately $30 million at $3.75 per share. As of that date, the Company had not received any formal indication of interest from Genzyme regarding a potential strategic transaction involving the Company.

On or about April 6, 2007, Dr. Wood received a telephone call from BOA indicating that Genzyme might be inclined to deliver a written non-binding indication of interest within the next several days. Dr. Wood reiterated his suspicion that such indication of interest was either not forthcoming or was likely intended as a fact-finding mission rather than any bona fide interest in exploring strategic alternatives.

On April 11, 2007, Genzyme sent to the Company Board a non-binding written indication of interest (the “Genzyme Offer”) that indicated, among other things, that Genzyme would be willing to acquire the Company for $5.25 per share, which, at that time, represented approximately (i) a 28% premium to the trailing 30-day average closing price of the Company Common Stock on the Nasdaq Global Market; (ii) an 18% premium to the trailing 60-day average closing price of the Company Common Stock on the Nasdaq Global Market; and (iii) a 15% premium to the trailing 90-day average closing price of the Company Common Stock on the Nasdaq Global Market.

On April 12, 2007, the Company Board held a special telephonic meeting to discuss the Genzyme Offer. The Company Board decided to reconvene a meeting on April 13, 2007, at which time the Company’s legal and financial advisors would be present to discuss the Genzyme Offer in detail.

On April 13, 2007, the Company Board held a special telephonic meeting to further discuss the Genzyme Offer, in which the Company’s management and representatives of UBS and Goodwin Procter LLP (“Goodwin Procter”), legal counsel to the Company, participated. The Company Board further discussed the Genzyme Offer as well as discussed the Company’s strategic direction and business. Representatives of Goodwin Procter reviewed at length with the Company Board its fiduciary duties in the context of a sale transaction. The Company Board instructed the Company’s management to continue the strategic planning process that was previously authorized. Between April 13, 2007 and April 19, 2007, the Company’s management and a third party continued working on such process.

On April 19, 2007, the Company Board held a special telephonic meeting to further discuss the Genzyme Offer, in which the Company’s management and representatives of UBS and Goodwin Procter participated. The Company Board discussed, among other things, the preliminary results of the strategic planning process and considered the preliminary results therefrom relative to the Genzyme Offer. At the request of the Company Board, representatives of UBS outlined for the Company Board possible next steps in connection with moving forward with Genzyme on a potential strategic transaction, and representatives of Goodwin Procter further discussed the Company Board’s fiduciary duties in the context of a sale transaction. The Company Board decided to pursue two parallel paths:  (i) have the Company’s management and UBS continue discussing with Genzyme the possibility of a strategic transaction between the companies; and (ii) have the Company’s management continue working on the strategic planning process.

On April 24, 2007, the Company and Genzyme executed and delivered a new confidentiality agreement pursuant to which they each agreed to keep confidential nonpublic information shared in the course of their discussions and diligence review.

On May 1, 2007, the Company Board held a regularly scheduled meeting at the Company’s offices. The Company Board discussed the current status of the strategic planning process with the Company’s management. The Company Board also created a committee (the “Committee”) which was authorized to work with the Company’s management, UBS and Goodwin Procter to assist in facilitating possible negotiations with Genzyme as well as assisting the Company’s management and UBS in conducting a “market check”. Dr. Wood, Dr. Andrew Schiff and Mr. Joseph Cooper, all members of the Company Board, were appointed to serve on the Committee.

In order to assist the Company Board in evaluating any proposal from Genzyme, and mindful of the Company Board’s fiduciary duties under applicable law with respect to any potential acquisition of the Company, the Committee determined to explore the possibility of negotiating a transaction at a higher share price and on other terms more favorable to the Company than the terms set forth in the Genzyme Offer. In accordance with that instruction from the Committee, the Committee, the Company’s management, with the assistance of UBS, identified a list of 10 Target Partner Companies (including Company A and some of the other Target Partner Companies previously approached by the Company and/or, on the Company’s behalf, UBS) to determine if such companies would be interested in pursuing a strategic transaction with the Company (the “Market Check”). The 10 Target Partner Companies that were identified were those that were believed to be most likely to (i) be interested in undertaking a transaction with the Company due to these other companies’ industry focus, product lines and current research and development efforts and (ii) represent the possibility of a potentially more favorable per share price for the Company’s stockholders than the price set forth in the Genzyme Offer.

Between May 2, 2007 and May 23, 2007, in accordance with the Company’s directives, UBS contacted each such Target Partner Company. Of the 10 Target Partner Companies contacted, and after further discussions with these companies, only one of these companies (“Company E”) expressed serious interest in engaging in further discussions with the Company regarding a possible strategic transaction with the Company, and Company E executed a confidentiality agreement with the Company.

On May 2, 2007, Genzyme requested additional due diligence materials. Between May 2, 2007 and May 10, 2007, the Company responded to Genzyme’s due diligence request and Genzyme continued its due diligence review of the Company and its business.

On May 10, 2007, UBS and BOA had a telephone call to discuss the status of Genzyme’s due diligence review. BOA indicated that, even though Genzyme had some reservations about some of the matters raised in its due diligence review, the purchase price set forth in the Genzyme Offer remained unchanged.

On May 11, 2007, per the Company’s request, UBS had a telephone call with Company E to discuss the possibility of the Company’s management making a presentation to Company E’s management team.

On May 15, 2007, the closing price of the Company Common Stock on the NASDAQ Global Market was $3.35. On May 16, 2007, Genzyme held an analyst and investor meeting at which a Genzyme representative indicated that Genzyme would be interested in acquiring the worldwide rights to clofarabine. Over the next several trading days, the trading volume of the Company Common Stock increased substantially and the trading price began to increase significantly.

On May 17, 2007, the Company’s management and UBS met with the management team of Company E and its financial advisor (the “Company E Advisor”). At this meeting, the Company’s management presented detailed information relating to the Company and its products. During this meeting, process and timing were also discussed with Company E and the Company E Advisor.

On May 18, 2007, BOA informed UBS that a draft of the Merger Agreement would be delivered later that day. In the early evening, Ropes & Gray LLP (“Ropes & Gray”), legal counsel to Genzyme,

distributed the initial draft of an Merger Agreement to Goodwin Procter. Ropes & Gray also circulated a proposed schedule of events which indicated that Genzyme wanted to execute the Merger Agreement on May 29, 2007.

In the morning of May 19, 2007, the Company’s management and UBS had a conference call with Company E’s management team and the Company E Advisor regarding the Company’s clinical programs and products.

Later that day, the Company’s management, UBS and Goodwin Procter had a telephonic meeting to discuss preliminary views on the first draft of the Merger Agreement delivered by Genzyme’s legal counsel. This group also discussed the status of conversations with Company E.

In light of a concern about Genzyme withdrawing the Genzyme Offer if the Company were to significantly delay discussions with Genzyme in connection with undertaking the Market Check, on May 20, 2007, in accordance with the Company’s directives, UBS and the Company E Advisor had a telephonic meeting during which UBS indicated that the Company had received a written indication of interest from an unnamed third party and emphasized to the Company E Advisor the urgency of promptly receiving a preliminary indication of interest from Company E regarding a potential strategic transaction with the Company.

On May 21, 2007, the Committee held a telephonic meeting in which the Company’s management and representatives of UBS and Goodwin Procter participated. At the request of the Committee, representatives of UBS reviewed the activities that had been undertaken on behalf of the Company since May 1, 2007 relating to the Market Check. The representatives of UBS also updated the Committee on their conversations with Genzyme and their conversations with Company E. The Committee decided to continue discussions with Genzyme and to allow Company E more time to provide an indication of interest.

Also on this day, in accordance with the Company’s directives, UBS spoke to the Company E Advisor and reiterated the need for Company E to express an interest in moving forward with a transaction if, in fact, it had such interest. The Company E Advisor acknowledged the timing issue and requested additional due diligence materials. Later that day, the Company provided to Company E such additional due diligence materials.

On May 22, 2007, the Company E Advisor informed UBS that Company E was continuing its due diligence review of the Company and it was working on a preliminary valuation of the Company.

On the morning of May 23, 2007, the Company E Advisor informed UBS that Company E was not interested in pursuing a strategic transaction with the Company because of a number of due diligence concerns.

Later that day,  the Company Board held a special telephonic meeting, at which the Company’s management and representatives of UBS and Goodwin Procter were present. The Company Board discussed, among other things, the Market Check, the Genzyme Offer and the status of conversations with Company E. UBS informed the Company Board that Company E had indicated that it was not interested in pursuing a strategic transaction with the Company because of due diligence concerns. The Company Board also discussed the proposed amendment to the Company’s agreement with Southern Research Institute (the “SRI Amendment”) and the potential benefits to the Company associated with this amendment. The Company Board, with the assistance of the Company’s legal and financial advisors, also again discussed the price set forth in the Genzyme Offer, as well as certain key features of any definitive agreement should the Company agree to be acquired by Genzyme. The Company Board discussed the desire to obtain from Genzyme a higher price per share than the price currently set forth in the Genzyme Offer. Based, in part, on the foregoing, the Company Board directed the Company’s management and legal and financial advisors to continue with their discussions with the representatives of Genzyme about a possible sale transaction and to pursue efforts to cause Genzyme to increase the per share purchase price because of, among other things, the benefits associated with the SRI Amendment.

A special meeting of the Company Board was held telephonically on the late afternoon of May 24, 2007 to discuss the status of discussions with Genzyme as well as the recent increase in the trading volume and market price of the Company Common Stock.

Also on May 24, 2007, Goodwin Procter sent a revised draft of the Merger Agreement to Ropes & Gray reflecting the Company’s preliminary comments.

On May 25, 2007, the Company Board held a special telephonic meeting, at which the Company’s management and representatives of UBS and Goodwin Procter were present. The Company’s management updated the Company Board on the status of Genzyme’s due diligence review and indicated that such review was substantially complete. Representatives of UBS indicated that, as previously requested by the Company, they had ongoing conversations with representatives of BOA regarding, among other things, the price set forth in the Genzyme Offer. UBS also reported that BOA was continuing to indicate that Genzyme would not increase its offer price (despite, among other things, the benefits of the SRI Amendment). The Company Board discussed with UBS and Goodwin Procter various strategies for seeking an increase in Genzyme’s offer price as well as the propriety of undertaking another “market check”. After discussion, the Company Board determined that conducting another “market check” would not be productive in light of the Company’s “market check” activities to date. At the request of the Company Board, representatives of Goodwin Procter again reviewed at length with the Company Board its fiduciary duties in the sale context and summarized certain of the proposed terms of the Merger Agreement. The Company Board also again discussed the possibility of remaining independent and compared this against the value of the Genzyme Offer (in both its original form as well as with an increased offer price). In doing so, the Company Board considered, among other things, the various risks and benefits relating to remaining independent, including the regulatory, development and other risks related to commercializing clofarabine and the Company’s other drug products, the need for substantial amounts of additional capital to support the significant commercial build-up necessary to support the marketing and sale of clofarabine and the Company’s other drug products, against the benefits of the Genzyme Offer, including the premium, the amount of that premium in light of the estimated value of the opportunity to develop and commercialize clofarabine and the Company’s other drug products opportunity on its own (and the risks relating to fully realizing such opportunity) and the results of the Market Check. The Company Board determined that in order for the Company Board to further pursue a potential transaction with Genzyme, Genzyme would need to increase the $5.25 offer price reflected in the Genzyme Offer. The Company Board designated Joseph Cooper, an independent member of the Company Board, to work with UBS to discuss with representatives of Genzyme the terms of the Genzyme Offer with an emphasis on seeking an increase in Genzyme’s offer price.

Later that day, as instructed by the Company, UBS and Mr. Cooper had a telephone conversation with Earl M. Collier, Jr. and Mark Enyedy of Genzyme and BOA during which Mr. Cooper explained that the Company Board was not prepared to move forward with a proposed transaction with Genzyme unless Genzyme increased its price. Immediately after this initial call, UBS and BOA had a separate telephone call to further discuss Genzyme’s offer. A short time after these telephone calls, BOA contacted UBS and indicated that Genzyme was willing to pay $5.60 per share (the “Improved Genzyme Offer”) provided that the parties adhere to Genzyme’s proposed timeline and negotiated, finalized and executed the Merger Agreement by no later than the open of market on Tuesday, May 29, 2007. At $5.60 per share, the Improved Genzyme Offer represented approximately (i) a 50% premium to the trailing 30-day average closing price of the Company Common Stock on the Nasdaq Global Market; (ii) a 44% premium to the trailing 60-day average closing price of the Company Common Stock on the Nasdaq Global Market; and (iii) a 34% premium to the trailing 90-day average closing price of the Company Common Stock on the Nasdaq Global Market.

In the early evening of May 25, 2007, the Company Board held a special telephonic meeting in which the Company’s management and representatives of UBS and Goodwin Procter participated. The Company Board discussed the Improved Genzyme Offer as well as Genzyme’s demand that the Merger Agreement be fully negotiated and executed by the morning of May 29, 2007. The Company Board also discussed whether or not Genzyme would further improve upon the Improved Genzyme Offer as well as the feasibility of meeting the schedule proposed by Genzyme. In order to enhance the possibility that a competing bidder might emerge and be prepared to offer a materially higher price per share after announcement of any transaction with Genzyme, the Company Board instructed the Company’s management and legal and financial advisors to attempt to negotiate downward the termination fee in any transaction with Genzyme as well as seek Genzyme’s agreement to termination provisions more favorable to the Company than those presented in the current draft of the Merger Agreement. The Company Board also instructed the Company’s management and the Company’s legal and financial advisors to continue working on the Merger Agreement and related agreements in an effort to meet the timetable proposed by Genzyme.

Later that evening, Ropes & Gray sent a revised draft of the Merger Agreement to Goodwin Procter. This revised draft of the Merger Agreement was forwarded that night to the Company Board for its review and consideration. Over the course of the next three days, the parties’ respective management teams and legal and financial advisors negotiated the terms of the Merger Agreement. During this period, a number of drafts of the Merger Agreement and related documentation were negotiated and exchanged between the parties. As a result of these negotiations, Genzyme agreed to the following material changes (i) a termination fee that was substantially lower than the termination fee initially proposed by Genzyme (Genzyme had initially proposed a termination fee equal to approximately 3.75% of the value of the transaction);  (ii) a “fiduciary out” to the non-solicitation provisions that was more favorable to the Company than the “fiduciary out” initially proposed by Genzyme; and (iii) termination provisions that were more favorable to the Company than the provisions initially proposed by Genzyme.

A special meeting of the Company Board was held telephonically on the late afternoon of May 28, 2007 to discuss the proposed terms of the transaction, with the Company’s management and representatives of UBS and Goodwin Procter present. In advance of this telephonic meeting, a revised draft of the Merger Agreement and related materials were circulated to the Company Board. At this meeting, UBS delivered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion dated May 28, 2007, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $5.60 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of the Company Common Stock (other than Genzyme, Purchaser, holders who have entered into a stockholders agreement with Genzyme and Purchaser, and their respective affiliates) was fair, from a financial point of view, to such holders. The Company Board also engaged in a review with Goodwin Procter of the key provisions of the Merger Agreement. The Company Board again discussed the possibility of remaining independent and compared this against the value of the Improved Genzyme Offer. In doing so, the Company Board again considered, among other things, the various risks and benefits relating to remaining independent, including the regulatory, development and other risks related to commercializing clofarabine and the Company’s other drug products, the need for substantial amounts of additional capital to support the significant commercial build-up necessary to support the marketing and sale of clofarabine and the Company’s other drug products, against the benefits of the Genzyme Offer, including the premium, the amount of that premium in light of the estimated value of the opportunity to develop and commercialize clofarabine and the Company’s other drug products opportunity on its own (and the risks relating to fully realizing such opportunity).

The Company Board also reviewed with Goodwin Procter again the Company Board’s obligations under applicable law with respect to its fiduciary duties in a sale transaction. In that regard, on the basis of the Company’s activities to date (including, without limitation, the Market Check) and the Company Board’s previous efforts over the preceding four years to assess the possible interest of all third parties reasonably likely to be interested in undertaking with the Company a potential strategic transaction, and after extensive discussion, the Company Board determined that the price then being proposed by Genzyme for each share of Company Common Stock outstanding was the best per share price then obtainable.

After further discussion among the participants on the call to address questions from the Company Board, the Company Board, by a unanimous vote, approved the proposed Merger Agreement, the Offer and Merger. The Merger Agreement and other transaction-related documents were signed and their execution was announced on May 29, 2007 in a joint press release.

Reasons for the Recommendation of the Company Board.

In evaluating the Merger and the Merger Agreement, the Company Board consulted with the Company’s management, legal counsel and financial advisor and, in reaching its recommendation described in Section (a) of this Item 4 regarding the Offer, the Merger and the Merger Agreement, the Company Board considered a number of factors, including the following:

•       The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered its knowledge and familiarity with the Company’s business, financial condition and results of operations, as well as the Company’s financial plan and prospects if it were to remain an independent company and the Company’s short-term and long-term capital needs. The Company Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan. The Company Board considered, among other factors, that the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s financial plan and prospects unless the Shares were acquired for cash. These risks and uncertainties included risks relating to the Company’s ability to successfully develop and market its current products, potential difficulties or delays in its clinical trials, obtaining regulatory approval in Europe and elsewhere for the Company’s products, regulatory developments involving current and future products and its effectiveness at managing and raising sufficient financial resources (including financing its research and development activities and the commercialization of any products approved by governmental authorities through licensing and other agreements), as well as the other risks and uncertainties discussed in the Company’s filings with the SEC. Additionally, the Company considered that although the Company expects an opinion from the EMEA as early as late 2007, the Company does not expect to market clofarabine in adult AML in Europe until 2008.

•       Strategic Alternatives. The Company Board considered trends in the industry in which the Company’s business operates and the strategic alternatives available to the Company, including remaining an independent public company, acquisitions of or mergers with other companies in the industry, leveraged buyouts by financial sponsors or private equity firms, as well as the risks and uncertainties associated with such alternatives.

•       Transaction Financial Terms; Premium to Market Price. The Company Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Company Common Stock. In light of the Company’s activities to date (including, without limitation, the Market Check) and the Company’s communications about a potential strategic transaction over the past four years with other companies determined to be most likely to be interested in engaging in a possible strategic transaction with the Company, the Company Board determined that the Offer Price and Merger Consideration to be paid in the Offer and the Merger represented the best per share price currently obtainable for the Company’s shareholders. In making that determination, the Company considered that the Offer Price and Merger Consideration, respectively, represents a premium of approximately:

(i)             6.7% over $5.25, the closing price of the Company Common Stock on the Nasdaq Global Market on May 25, 2007, the last trading day prior to the execution of the Merger Agreement;

(ii)      40% over $4.00, the closing price of the Company Common Stock on the Nasdaq Global Market on May 18, 2007, one week prior to the last trading day prior to the execution of the Merger Agreement;

(iii)     49% over $3.75, the closing price of the Company Common Stock on the Nasdaq Global Market on April 25, 2007, one month prior to the last trading day prior to the execution of the Merger Agreement; and

(iv)       34% over $4.18, the average 90 trading day average of the Company Common Stock on Nasdaq Global Market as of the last trading day prior to the execution of the Merger Agreement.

•       Ability to Respond to Unsolicited Takeover Proposals and Terminate the Merger Agreement to Accept a Superior Proposal. The Company Board considered the provisions in the Merger Agreement that provide for the ability of the Company, subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with third parties that make an unsolicited proposal, and, subject to payment of a termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with a party that makes a superior proposal.

•       Termination Fee Provisions. The Company Board considered the termination fee provisions of the Merger Agreement and determined that they likely would not be a deterrent to competing offers that might be superior to the Offer Price and the Merger Consideration. The Company Board considered that the termination fee of $9,000,000 was equal to approximately 2.6% of the Company’s equity value, which the Company Board believed to be a reasonable fee to be paid to Genzyme should a superior offer be accepted by the Company.

•       Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the limited conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer, including that the consummation of the Offer and the Merger was not contingent on Genzyme’s ability to secure financing commitments.

•       Cash Consideration; Certainty of Value. The Company Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other consideration.

•       Timing of Completion. The Company Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders would receive the same consideration as received by stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•       Results of Process Conducted. The Company Board considered the results of the process that had been conducted by the Company, with the assistance of the Company’s management and advisors, to evaluate strategic alternatives, including the discussions with the Target Partner Companies contacted by the Company’s management and/or its advisors (including, without limitation, Company A, Company B, Company C, Company D and Company E) and the solicitation of interest on behalf of several other Target Partner Companies thought to be interested in a business combination transaction with the Company, and the fact that none of them determined to make an offer to acquire the Company or to enter into discussions or negotiations regarding such a transaction. The Company Board also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire the Shares at a higher price per share than the Offer Price. Based on the results of the Company’s prior efforts and the Company’s extended arm’s-length negotiations with Genzyme, the Company Board believed that the Offer Price represented the highest price per share of Shares that was reasonably attainable.

•       Opinion of the Company’s Financial Advisor. The Company Board considered the opinion of UBS, dated May 28, 2007, to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $5.60 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of the Company Common Stock (other than Genzyme, Purchaser, holders who have entered into a stockholders agreement with Genzyme, and their respective affiliates). The full text of UBS’ written opinion, dated May 28, 2007, is attached hereto as Annex II and is incorporated herein by reference. Holders of the Company Common Stock are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. UBS’ opinion was provided for the benefit of the Company Board in connection with, and for the purpose of, its evaluation of the $5.60 per share cash consideration from a financial point of view and does not address any other aspect of the Offer and the Merger. The opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Offer and the Merger. The opinion does not constitute a recommendation to any stockholder as to whether to tender shares in the Offer or how to vote or act with respect to the Merger.

•       Appraisal Rights. The Company Board considered the availability of appraisal rights with respect to the Merger for the Company’s stockholders who properly exercise their rights under Delaware law, which would give such stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their Shares upon the completion of the Merger.

The Company Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

•       Restrictions; Termination Fee. The Company Board considered the restrictions that the Merger Agreement impose on actively soliciting competing bids, and the insistence of Genzyme as a condition to its offer that the Company would be obligated to pay a termination fee of $9 million under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

•       Failure to Close. The Company Board considered that the conditions to Genzyme’s and Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Company Board also considered the fact that, if the Offer and Merger are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers, vendors, business partners, collaboration partners and employees and that the trading price of the Company’s Common Stock could be adversely affected. The Company Board considered that, in that event, it would be unlikely that another party (including, without limitation, the Target Partner Companies contacted by the Company’s management and/or its advisors (including, without limitation, Company A, Company B, Company C, Company D and Company E)) would be interested in acquiring the Company. The Company Board also considered the fact that, if the Offer and Merger are not consummated, the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs, attempting to consummate the transaction.

•       Public Announcement of the Offer and Merger. The Company Board considered the effect of a public announcement of the execution of the Merger Agreement and the Offer and Merger contemplated thereby, including effects on the Company’s operations, stock price and employees and the Company’s ability to attract and retain key management and personnel. The Company Board also considered the effect of these matters on Genzyme and the risks that any adverse reaction to the transactions contemplated by the Merger Agreement could adversely affect Genzyme’s willingness to consummate the transactions contemplated by the Merger Agreement.

•       Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Genzyme. The Company Board further considered that these terms of the Merger Agreement may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•       Tender and Voting Agreements. The Company Board noted that certain executive officers, directors and stockholders of the Company, who together control approximately 20% of the voting power of the outstanding shares of capital stock of the Company (calculated as if the Company Common Stock and Company Preferred Stock are treated together as a single class on an as-if converted to Company Common Stock basis and assuming the exercise of all “in the money” options and warrants held by such executive officers, directors and stockholders), have agreed to tender their Shares in the Offer pursuant to the Tender and Voting Agreements. The Company Board also noted that the Tender and Voting Agreements terminate if the Merger Agreement is terminated in accordance with its terms.

•       Cash Consideration. The Company Board considered the fact that, subsequent to completion of the Merger, the Company will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company stockholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company, unless they separately acquired Genzyme common stock.

•       Tax Treatment. The Company Board considered the fact that gains from this transaction would be taxable to the Company stockholders for U.S. federal income tax purposes.

•       Potential Conflicts of Interest. The Company Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company’s executive officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and the Merger as described in Item 3 above.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company stockholders outweigh the risks of the Offer and the Merger and provide the maximum value to shareholders. In analyzing the Offer and the Merger, the Company Board and the Company’s management were assisted and advised by the Company’s financial advisor and legal counsel.

The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his own personal business judgment to the process and may have given different weight to different factors.

(c)          Tender and Voting Agreements.

In connection with the Offer, Genzyme, Purchaser and certain of the Company’s stockholders, consisting of Christopher B. Wood, David P. Luci, Kristen M. Dunker, Robert Sterling, Ian Abercrombie, Hugh S. Griffith, Andrew N. Schiff, Steven A. Elms, Perseus-Soros Biopharmaceutical Fund, L.P., Michael G. Kauffman, Joseph Cooper, James S. Scibetta and Thomas Scott Nelson, have entered into Tender and Voting Agreements, dated as of May 29, 2007 (collectively, the “Tender and Voting Agreements”), pursuant to which such stockholders have agreed, among other things, subject to the termination of the Tender and Voting Agreement (i) to tender in the Offer (other than Shares for which such stockholder does not have discretionary authority) all Shares beneficially owned or hereafter acquired by them, (ii) to vote such Shares in favor of or give their consent to a proposal to adopt or approve the Merger Agreement and the Merger at any stockholder meeting, (iii) to appoint Genzyme as their proxy to vote their Shares in connection with the Merger Agreement, and (iv) not to otherwise transfer any of their Shares. Each Tender and Voting Agreement will terminate upon the termination of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such stockholders as executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

The form of Tender and Voting Agreement was previously filed as Exhibit 4.1 to the Company’s report on Form 8-K filed with the SEC on May 29, 2007 and is incorporated by reference herein. The description of the Tender and Voting Agreements set forth above does not purport to be complete and is qualified in its entirety by reference to the provisions of such agreements.

Item 5.                        Person/Assets, Retained, Employed, Compensated or Used.

The Company has retained UBS to act as its financial advisor in connection with a possible sale transaction, including the Offer and the Merger, and the Company selected UBS as its financial advisor because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions. Under the terms of UBS’ engagement, the Company has agreed to pay UBS an aggregate fee of approximately $3.1 million for its financial advisory services in connection with the Offer and the Merger, a portion of which was payable in connection with its opinion and approximately $2.3 million of which is payable contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse UBS for its expenses, including fees, disbursements and other charges of legal counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In the past, UBS has provided investment banking services to the Company unrelated to the Offer and the Merger for which UBS received compensation, including having acted as joint bookrunning manager in connection with an equity offering of the Company in 2005. Genzyme has informed us that since 2005, Genzyme has paid UBS approximately $5.6 million in fees, continues to engage UBS for investment banking services and anticipates that Genzyme may do so in the future, and expects to pay UBS reasonable and customary fees for such services.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.                        Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the Company’s directors, executive officers or affiliates of the Company, except for on May 2, 2007, Perseus-Soros Biopharmaceutical Fund, L.P. exercised warrants to purchase an aggregate of 3,000,000 shares of Company Common Stock at a purchase price of $2.00 per share. All of these warrants were issued in connection with a private placement of preferred stock and warrants in May 2002 and would have expired if not exercised by May 7, 2007.

Item 7.                        Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in:  (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.                        Additional Information.

(a)          Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

(b)         Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under DGCL Section 262, will be entitled to receive appraisal rights for the “fair value” of their shares as determined by the Delaware Court of Chancery. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of DGCL Section 262, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262. Within 10 days after the closing of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY DGCL SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under DGCL is not complete and is qualified in its entirety by reference to DGCL Section 262 and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL

RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(c)          Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company’s Board of Directors has approved the Merger Agreement and the Tender and Voting Agreements, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement and the Tender and Voting Agreements.

(d)         Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer may be subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Genzyme or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for Genzyme’s or Purchaser’s acquisition or ownership of the Shares.

(e)          Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, a number of Shares representing at least 90% of the outstanding Company Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, a number of Shares representing less than 90% of the outstanding Company Common Stock, the affirmative vote of the holders of a number of Shares representing a majority of the outstanding Company Common Stock will be required under the DGCL to effect the Merger. In the event the minimum tender condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a number of Shares representing a majority of the outstanding Company Common Stock and be able to effect the Merger without the affirmative vote of any other stockholder of the Company. The Company has granted an option to Purchaser to purchase Company Common Stock if, after the exercise of the option, Purchaser would hold enough shares to effect a short form merger pursuant to Section 253. See the description of the option agreement in paragraph (f) below.

(f)            Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company granted the Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per share of Company Common Stock equal to the Offer Price, newly issued shares of Company Common Stock in an amount up to the lowest number of Company Common Stock that, when added to the number of Company Common Stock that is then directly or indirectly owned by Genzyme or the Purchaser, constitutes one share of Company Common Stock more than 90% of the shares of Company Common Stock outstanding immediately after the issuance of the new Company Common Stock sold to the Purchaser (determined on a fully diluted basis on the date of determination), provided that this option shall not be exercisable for a number of Company Common Stock in excess of the Company Common Stock authorized and unissued at the time of the exercise of the option. This option is exercisable only once (i) at any time following the Acceptance Date and prior to the earlier to occur of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms, and (ii) at such time as Genzyme and the Purchaser, directly or indirectly, collectively own at least 85% of the shares of Company Common Stock. The purchase price owed by the Purchaser to the Company for the newly issued shares of Company Common Stock shall be paid to the Company (i) in cash, by wire transfer or cashier’s check or (ii) by issuance by the Purchaser to the Company of a promissory note on terms reasonably satisfactory to the Company. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(g)          Section 14(f) Information Statement.

The Merger Agreement provides that, following the acceptance for payment of, and the payment by Purchaser for, shares of Company Common Stock representing at least a majority of the outstanding shares of Company Common Stock pursuant to the Offer, Genzyme will be entitled to designate that number of directors of the Company’s Board as will give Genzyme, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, pro rata representation on the Company Board (based on the ratio of (i) the number of shares of Company Common Stock that are so accepted for payment and paid for pursuant to the Offer plus the number of shares of Company Common Stock owned by Parent, the Purchaser or any other subsidiary of Genzyme to (ii) the total number of shares of Company Common Stock outstanding). The Company is obligated pursuant to the Merger Agreement to promptly take all action necessary to effect any such election or appointment, including (1) increasing the size of the Company Board and (2) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Company Board in compliance with applicable law. Notwithstanding anything to the contrary, prior to the Effective Time, the Company Board shall always have at least three members who are not officers, directors, employees or designees of the Purchaser or any of its affiliates (“Purchaser Insiders”). If the number of directors who are not Purchaser Insiders is reduced below three prior to the Effective Time, the remaining directors who are not Purchaser Insiders shall be entitled to designate a person to fill such vacancy who is not a Purchaser Insider and who shall be a director not deemed to be a Purchaser Insider for all purposes of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Company intends to furnish separately to its stockholders an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder within the time period required by such Rule. The Information Statement will be furnished in connection with the possible election of persons designated by Genzyme, pursuant to the Merger Agreement, to a majority of the seats on the Company’s Board of Directors, other than at a meeting of the Company’s stockholders.

(h)         The Rights Agreement Amendment.

In connection with the Merger Agreement, the Company amended the Rights Agreement on May 30, 2007, in order to make various provisions of the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement, including (i) the execution and delivery of the Merger Agreement or any amendment thereto, (ii) the acceptance for payment or purchase by Purchaser of Company Common Stock and Company Preferred Stock pursuant to the Offer and, if applicable, the Top-Up Option, (iii) the Merger, (iv) the execution and delivery of any tender and voting agreements with certain Company stockholders, and (v) the consummation of any other transaction contemplated by the Merger Agreement. The amendment to the Rights Agreement also provided that shortly before the Effective Time, the Rights Agreement shall terminate and be of no further legal force or effect.

The foregoing summary of this amendment to the Rights Agreement is qualified in its entirety by reference to Amendment No. 1 to Rights Agreement, which is filed as Exhibit (e)(11) hereto and is incorporated herein by reference.

Item 9.                        Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Letter to Stockholders of the Company, dated June 7, 2007, from Christopher B. Wood, Chairman and Chief Executive Officer of the Company (included as Annex III to this Schedule 14D-9).*

(a)(1)(B)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).*

(a)(2)

Offer to Purchase, dated June 4, 2007 (incorporated by reference to Exhibit 4 to the Schedule TO of Wichita Bio Corporation and Genzyme Corporation filed with the Securities and Exchange Commission on June 4, 2007).†

(a)(3)

Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Wichita Bio Corporation and Genzyme Corporation filed with the Securities and Exchange Commission on June 4, 2007).†

(a)(4)	Opinion of UBS Securities LLC, dated May 28, 2007 (included as Annex II to this Schedule 14D-9).*

(a)(5)

Joint Press Release issued by the Company and Genzyme, dated May 29, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2007).

(a)(6)

Summary Advertisement as published in The Wall Street Journal on June 4, 2007 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO of Wichita Bio Corporation and Genzyme Corporation filed with the Securities and Exchange Commission on June 4, 2007).†

(e)(1)

Agreement and Plan of Merger, dated May 29, 2007, by and among Wichita Bio Corporation, Genzyme Corporation and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2007).

(e)(2)

Employment Agreement, dated as of December 31, 2002, by and between the Company and Christopher B. Wood (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 10-QSB filed with the Securities and Exchange Commission on February 14, 2003).

(e)(3)

Employment Agreement, dated as of October 23, 2002, by and between the Company and Hugh S. Griffith (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2003).

(e)(4)

Employment Agreement, dated as of January 6, 2003, by and between the Company and Ian Abercrombie (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2003).

(e)(5)

Employment Agreement, dated as of March 31, 2003, by and between the Company and David P. Luci (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 10-QSB filed with the Securities and Exchange Commission on May 15, 2003), as amended by that certain letter agreement, dated as of April 10, 2003 (filed herewith), as further amended by the Amendment to the Employment Agreement, dated as of January 6, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2006).

(e)(6)

Employment Agreement, dated as of November 27, 2006, by and between the Company and James S. Scibetta (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2006).

(e)(7)	Employment Agreement, dated as of June 22, 2004, by and between the Company and Kristen M. Dunker (filed herewith).

(e)(8)	Employment Agreement, dated as of July 1, 2002, by and between the Company and Robert Sterling (filed herewith).

(e)(9)

Mutual Nondisclosure Agreement, dated as of April 24, 2007, by and between the Company and Genzyme Corporation (incorporated by reference to Exhibit 99(D)(3) to the Schedule TO of Wichita Bio Corporation and Genzyme Corporation filed with the Securities and Exchange Commission on June 4, 2007).

(e)(10)

Section entitled “Executive Compensation” of the Company’s Proxy Statement on Schedule 14A (incorporated by reference to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 20, 2006).

(e)(11)

Amendment No. 1 to Rights Agreement, dated May 30, 2007, by and between American Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 30, 2007).

Annex I—Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex II—Opinion of UBS Securities LLC to the Board of Directors of Bioenvision, Inc., dated May 28, 2007

Annex III—Letter to Stockholders of the Company, dated June 7, 2007, from Christopher B. Wood, Chairman and Chief Executive Officer of the Company

*                    Included in copies mailed by the Company to stockholders of the Company.

†                     Included in copies mailed by Genzyme to stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2007	BIOENVISION, INC.

	By:	/s/ CHRISTOPHER B. WOOD
Christopher B. Wood
Chairman and Chief Executive Officer

Annex I

BIOENVISION, INC.
345 PARK AVENUE, 41st FLOOR
NEW YORK, NEW YORK 10154

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about June 7, 2007, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Bioenvision, Inc., a Delaware corporation (“Bioenvision” or the “Company”), with respect to the tender offer by Wichita Bio Corporation (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), to the holders of record of (a) all outstanding shares of the Company’s common stock, par value $0.001 per share (the “Company Common Stock”) and all outstanding shares of the Company’s Series A Convertible Participating Preferred Stock, par value $0.001 per share (the “Company Preferred Stock”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Bioenvision. You are receiving this Information Statement in connection with the possible election of persons designated by Genzyme to a majority of the seats on the board of directors of the Company (the “Company Board “). Such designation would be made pursuant to an Agreement and Plan of Merger, dated as of May 29, 2007 (the “Merger Agreement “), by and among Genzyme, Purchaser and the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on June 4, 2007 to purchase (a) all outstanding shares of Company Common Stock at a price of $5.60 per share (the “Offer Price”), and (b) all outstanding shares of Preferred Stock for the sum of (a) the product of (i) two (2) multiplied by (ii) the Offer Price plus (b) all accrued but unpaid dividends with respect to such shares as of the Acceptance Date, net to the seller thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated June 4, 2007 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on July 2, 2007, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Company Common Stock and Preferred Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Bioenvision stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Genzyme with the Securities and Exchange Commission (the “SEC “) on June 4, 2007.

The Merger Agreement provides that, promptly after such time as Purchaser accepts for payment shares of Company Common Stock pursuant to the Offer and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, Genzyme will be entitled to designate that number of directors of the Company’s Board as will give Genzyme, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, pro rata representation on the Company Board (based on the ratio of (i) the number of shares of Company Common Stock that are so accepted for payment and paid for pursuant to the Offer plus the number of shares of Company Common Stock owned by Parent, the Purchaser or any other subsidiary of Genzyme to (ii) the total number of shares of Company Common Stock outstanding). The effect of Purchaser’s exercise of its option is the ability to designate a majority of the Company’s Board. In connection with the foregoing, the Company will promptly, at the option of Genzyme, either increase the size of the Company Board and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser’s designees to be elected or appointed to the Company Board. In addition, at Genzyme’s request, the Company will cause the individuals so elected or designated by Purchaser to constitute substantially the same percentage (rounding up where appropriate) on each committee of the Company Board, each board of directors (or similar body) of each of the Company’s Subsidiaries, and each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which the Company Common Stock is listed. However, following the election or appointment of Purchaser’s designees to the Company Board and prior to the Effective Time, any amendment or termination of the Merger Agreement, any exercise or waiver of any of the Company’s rights, benefits or remedies under the Merger Agreement, if such action would materially and adversely affect holders of shares of Company Common Stock other than Genzyme or Purchaser, any amendment of the certificate of incorporation or by-laws of the Company and any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated thereby, will require the approval of a majority of the directors, to the extent there are any, who are directors prior to the Appointment Time and who continue on the Company Board after Purchaser’s election or appointment of the Genzyme designees to the Company Board.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Genzyme, Purchaser and Purchaser’s designees has been furnished to the Company by Genzyme, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Purchaser has informed the Company that it will choose its designees to the Company Board from the executive officers and directors of Genzyme and/or Purchaser listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to stockholders of the Company. The information with respect to such individuals in Schedule I of the Offer to Purchase is incorporated herein by reference. Purchaser has informed the Company that each of the executive officers and directors of Genzyme and/or Purchaser listed in Schedule I of the Offer to Purchase who may be chosen has consented to act as a director of the Company, if so designated.

Based solely on the information set forth in Schedule I of the Offer to Purchase filed by Purchaser, none of the executive officers or directors of Genzyme and/or Purchaser listed in Schedule I of the Offer to Purchase (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the best knowledge of Purchaser and Genzyme, none of the executive officers or directors of Genzyme and/or Purchaser listed in Schedule I of the Offer to Purchase beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Purchaser has informed the Company that, to the best of its knowledge, none of the executive officers or directors of Genzyme and/or Purchaser listed in Schedule I of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Annex I-2

It is expected that Purchaser’s designees may assume office at any time promptly upon the first acceptance for payment of, and payment by Sub for, any shares of Company Common Stock which represent at least a majority of the issued and outstanding shares of Company Common Stock (which assumes the exercise or conversion of all vested options, rights and securities exercisable or convertible into shares of such class) pursuant to the Offer, which purchase cannot be earlier than July 2, 2007, and that, upon assuming office, Purchaser’s designees will thereafter constitute at least a majority of the Company Board. It is currently not known which of the current directors of the Company will resign, if any.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of (i) 70,000,000 shares of Company Common Stock and (ii) 2,250,000 shares of Company Preferred Stock. As of the close of business on May 25, 2007 there were 55,035,739 shares of Company Common Stock outstanding and 2,250,000 shares of Company Preferred Stock outstanding. The Company Board currently consists of six members.

The Company Common Stock and the Company Preferred Stock are the only classes of voting securities of the Company outstanding that are entitled to vote at a meeting of stockholders of the Company. Each share of Company Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of May 25, 2007.

Name	Age	Position(s)
Christopher B. Wood, M.D.	61	Chairman of the Board and Chief Executive Officer
James S. Scibetta	42	Chief Financial Officer
David P. Luci, C.P.A., Esq.	40	Executive Vice President, General Counsel and Secretary
Hugh S. Griffith	39	Chief Operating Officer of Bioenvision, Ltd.
Ian Abercrombie	45	Programme Director (Europe) of Bioenvision, Ltd.
Kristen M. Dunker, Esq.	33	Vice President, Corporate Compliance and Associate General Counsel
Robert Sterling	44	Vice President, Product Development
Michael Kauffman, M.D.	43	Director
Thomas Scott Nelson, C.A.	68	Director
Steven A. Elms	43	Director
Andrew Schiff, M.D.	41	Director
Joseph P. Cooper	49	Director

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of the Company.

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Christopher B. Wood, M.D. has served as the Company’s Chairman of the Board of Directors and Chief Executive Officer since January 1999. From January 1997 to December 1998, Dr. Wood was chairman of the board of Eurobiotech, Inc., a Delaware company. From March 1994 to January 1997, Dr. Wood was a specialist surgeon in the National Health Service in the United Kingdom. From April 1979 to March 1991, Dr. Wood was a specialist surgeon at The Royal Postgraduate Medical School, London, England. Dr. Wood holds an M.D. from the University of Wales School of Medicine and the Fellowship of the Royal College of Surgeons of Edinburgh.

David P. Luci, C.P.A., Esq. has served as the Company’s Executive Vice President since December 2006 and as General Counsel and Corporate Secretary since July 2004, after serving as Chief Financial Officer from July 2004 to December 2006 and prior to that, as Director of Finance, General Counsel and Corporate Secretary since July 2002. Mr. Luci is a member of the board of directors, audit committee chairman and a member of the compensation committee of Access Pharmaceuticals. From September 1994 to July 2002, Mr. Luci served as a corporate associate at Paul, Hastings, Janofsky & Walker LLP (New York office). Prior to that, Mr. Luci served as a senior auditor at Ernst & Young LLP (New York office). Mr. Luci is a certified public accountant. He holds a Bachelor of Science in Business Administration with a concentration in accounting from Bucknell University and a J.D. (cum laude) from Albany Law School of Union University.

James S. Scibetta has served as the Company’s Chief Financial Officer since December 2006. Mr. Scibetta was most recently Executive Vice President & CFO of Merrimack Pharmaceuticals, Inc. and he served on Merrimack’s Board of Directors from 1998 to 2004. Mr. Scibetta is a member of the board of directors and audit committee chairman of Labopharm Inc. (Nasdaq: DDSS), and formerly served as a senior investment banker at Shattuck Hammond Partners, LLC and PaineWebber Inc. He holds a B.S. in Physics from Wake Forest University and an M.B.A. in Finance from the University of Michigan. Mr. Scibetta also received an executive education certificate in Leadership & Strategy in Pharmaceuticals and Biotechnology from the Harvard Business School.

Hugh S. Griffith has served as Chief Operating Officer of Bioenvision, Ltd., the Company’s wholly-owned sales and marketing subsidiary, since July 2004 after serving as Commercial Director (Europe) since October 2002. Mr. Griffith served as Executive Commercial Director of QuantaNova Ltd. from January 2002 to September 2002. From October 1995 to December 2001, Mr. Griffith held several senior commercial positions at Abbott Laboratories, including Senior Business Unit Manager, Business Development Manager and Area Sales Manager. From April 1992 to October 1995 Mr. Griffith served with Parke-Davis, Warner Lambert. Mr. Griffith holds a Masters of Business Administration from Cardiff Business School, University of Wales; a Diploma of Marketing; and a Bachelor of Science with Honours in Biology from the University of Stirling in Scotland.

Ian Abercrombie has served as Programme Director (Europe) of Bioenvision, Ltd. since July 2005 and previously as Sales Manager (Europe) since January 2003. Mr. Abercrombie joined the Company from his position of European Sales and Marketing Director with Biolitec Pharma, which he held from February of 2002 through January of 2003. From 1995 through January of 2002, Mr. Abercrombie was with Johnson & Johnson. Mr. Abercrombie holds a Bachelor of Science in Marketing from the University of Stirling in Scotland.

Kristen M. Dunker, Esq. has served as Vice President, Corporate Compliance and Associate General Counsel since June 2004. From September 1999 to June 2004, Ms. Dunker served as a corporate associate at Paul, Hastings, Janofsky & Walker LLP. Ms. Dunker holds a Bachelor of Science in Business Administration from Bucknell University and a J.D. from the University of Denver College of Law.

Robert Sterling has served as Vice President, Product Development since July 2004, after serving as Vice President, Veterinary Affairs since July 2002. He is responsible for development of our anti-viral, anti-microbial and veterinary businesses. Before joining us, Mr. Sterling worked for nine years at Hoechst

Annex I-4

Roussel Vet, where he held various marketing and sales positions. Mr. Sterling holds a B.S. degree from Penn State University.

Michael Kauffman M.D., Ph.D. was named a director in January 2004. Dr. Kauffman has been the chief executive officer and a member of the board of directors of EPIX Pharmaceuticals since the closing of its merger with Predix Pharmaceuticals on August 16, 2006. Dr. Kauffman served as the president and chief executive officer of Predix Pharmaceuticals and as a member of its board of directors from August 2003 to August 2006. From September 2002 until August 2003, Dr. Kauffman served as President and Chief Executive Officer of Predix Pharmaceuticals, Inc., the wholly-owned U.S. subsidiary of Predix Pharmaceuticals Ltd., an Israeli corporation that Predix acquired in August 2003. From March 2000 to September 2002, Dr. Kauffman served as Vice President, Medicine, and Proteasome Inhibitor (Velcade) Program Leader at Millennium Pharmaceuticals Inc. Dr. Kauffman held senior positions at Millennium Predictive Medicine, Inc., as cofounder and Vice President of Medicine from September 1997 to February 2000. From September 1995 to September 1997, Dr. Kauffman served as Medical Director at Biogen Corporation (now Biogen Idec). He currently serves on the board of directors of CombinatoRx, Inc. Dr. Kauffman received his M.D. and Ph.D. (Molecular Biology and Biochemistry) at Johns Hopkins and his postdoctoral training at Harvard University. He received his B.A. in Biochemistry summa cum laude from Amherst College and is board certified in Internal Medicine.

Thomas Scott Nelson, C.A. was named a director in May 1998. Mr. Nelson served as our chief financial officer from May 1998 to September 2002. From 1996 to 1999, Mr. Nelson served as the director of finance of the management board of the Royal & Sun Alliance Insurance Group. From 1991 to 1996, Mr. Nelson served as group finance director of the main board of Sun Alliance Insurance Group. He has served as chairman of the United Kingdom insurance industry committee on European regulatory, fiscal and accounting issues. He has also worked with Deloitte in Paris and as a consultant with PA Consultants Management. Mr. Nelson is a member of the Institute of Chartered Accountants of Scotland and a fellow of the Institute of Cost and Management Accountants. Mr. Nelson holds a B.A. degree from Cambridge University.

Steven A. Elms was named a director in May 2002. Mr. Elms is a Managing Director of the Perseus-Soros Biopharmaceutical Fund, LP and Aisling Capital II, LP. He joined Perseus-Soros in 2000 from the Life Sciences Investment Banking Group of Hambrecht & Quist, where he was a Principal. Prior to H&Q, Mr. Elms traded mortgage-backed securities at Donaldson, Lufkin & Jenrette. Mr. Elms received a B.A. in Human Biology from Stanford University and an M.B.A. from the Kellogg School of Management at Northwestern University.

Andrew Schiff, M.D. was named a director in May 2002.  Dr. Schiff currently serves as a managing director of the Perseus-Soros Biopharmaceutical Fund, LP and Aisling Capital II, LP. He joined Perseus-Soros in  September of 1999. Prior to joining Perseus-Soros, Dr. Schiff practiced internal medicine at The New York Presbyterian Hospital where he maintains his position as a Clinical Assistant Professor of Medicine. He currently serves on the board of directors of ARMGO Pharma, Inc., CardioKine, Inc., Dynova Inc., SkinMedica, Inc., Cempra Pharmaceuticals, Inc. and Sirion Therapeutics. Dr. Schiff received his M.D. from Cornell University Medical College and his M.B.A. from Columbia University. His bachelor’s degree in neuroscience was awarded with honors by Brown University.

Joseph P. Cooper was appointed by the Company’s Board of Directors as a director in October 2006. Mr. Cooper currently serves as Executive Vice President, Corporate and Product Development of Medicis Pharmaceutical Corporation, a position he has held since July 2006. From January 2001 to July 2006, Mr. Cooper served as Executive Vice President, Corporate Development. From February 1996 to January 2001, Mr. Cooper served as Senior Vice President, Manufacturing and Distribution. Prior to that, he held management positions with Schein Pharmaceuticals, Inc. and G.D. Searle. Mr. Cooper currently serves on the Board of Directors for the Southwest Autism Research and Resource Center.

Annex I-5

On October 20, 2006, the Company made available and disseminated to its stockholders the Company’s Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on that date (the “Proxy Statement”), with respect to the Company’s fiscal year ended June 30, 2006. Since June 30, 2006, the following changes in management and of the Company Board have occurred with respect to the material in the Proxy Statement:

•       On October 6, 2006, the Company Board approved the election of Joseph P. Cooper as a director.

•       On November 28, 2006, the Company announced the appointment of James S. Scibetta to the post of Chief Financial Officer of the Company. Mr. Scibetta began his employment with the Company on December 4, 2006.

•       On December 4, 2006, David P. Luci, the Company’s then Chief Financial Officer, General Counsel and Corporate Secretary, was promoted to the position of Executive Vice President. Mr. Luci retained his titles of General Counsel and Corporate Secretary.

•       On April 20, 2007, the Company and its then Medical Director, Dr. Andrew Saunders, entered into a mutual termination agreement, pursuant to which Dr. Saunders received a lump sum payment in consideration for all shares of Company Common Stock and all rights to purchase shares of Company Common Stock held by him on April 20, 2007.

Accordingly, certain information in the Proxy Statement regarding Messrs. Cooper, Scibetta, Luci and Dr. Saunders is no longer applicable and, as appropriate, has been updated herein.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Bioenvision Board Structure and Committee Composition

As of the date of this Information Statement, the Company Board has six members currently comprised of Messrs. Elms, Nelson and Cooper and Drs. Wood, Schiff and Kauffman. The Company Board currently has two standing committees: the Audit Committee and the Compensation Committee.

The Company Board does not have a standing Nominating Committee. The Company Board has adopted a director nomination policy whereby, in connection with the nomination of candidates to the Company Board, director nominees will either be selected, or recommended for the Company Board’s selection, by a majority of the independent directors of the Company Board in accordance with NASDAQ requirements.

During the fiscal year ended June 30, 2006, (i) the Company Board held 6 meetings; (ii) the Audit Committee held 9 meetings and (iii) the Compensation Committee held 1 meeting. During the fiscal year ended June 30, 2006, each director attended at least 75% of the meetings of the Company Board and meetings of committees on which he served.

The Company does not have a formal policy regarding attendance by directors at its annual meeting of stockholders but invites and encourages all directors to attend. The Company makes every effort to schedule its annual meeting of stockholders at a time and date to permit attendance by directors, taking into account the directors’ schedules and the timing requirements of applicable law.

Audit Committee

The Audit Committee is currently comprised of Messrs. Elms and Nelson and Drs. Schiff and Kauffman; with Mr. Elms serving as chairman of the Audit Committee. All current and proposed Audit Committee members are independent, as independence is defined in Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards and meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act. All members of the Audit Committee are financially literate and our

Annex I-6

board of directors has determined that Mr. Nelson (i) is an “audit committee financial expert” within the meaning of Item 401(h) of Regulation S-K under the Exchange Act and (ii) is independent, as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. The Audit Committee appoints the Company’s independent auditors and oversees the quality and integrity of the Company’s financial reporting and the audits of the Company’s financial statements by the Company’s independent auditors. In fulfilling its oversight function, the Audit Committee reviews with the Company’s management and independent auditors the scope and result of the annual audit, the Company’s auditors’ independence and the Company’s accounting policies. The Company Board has adopted a written charter of the Audit Committee.

Compensation Committee

The Compensation Committee is currently comprised of Mr. Cooper and Drs. Schiff and Kauffman; with Dr. Kauffman serving as chairman of the Compensation Committee. The Compensation Committee reviews and approves the compensation of executive officers and establishes targets and incentive awards under the Company’s incentive compensation plans.

Communications with the Board of Directors

The Company Board has established a process for stockholders and other interested parties to communicate with the Company Board or an individual director. A stockholder may contact the Company Board or an individual director by writing to their attention at the Company’s principal executive offices at Bioenvision, Inc., 345 Park Avenue, 41st Floor, New York, New York 10154. All communications will be forwarded to the Company Board or the individual director.

Code of Business Conduct and Ethics

The Company has adopted a code of business conduct and ethics that applies to all of its employees, including its principal executive officer, principal financial officer and principal accounting officer. This code of business conduct and ethics is designed to comply with SEC regulations and NASDAQ listing standards related to codes of conduct and ethics and is posted on our corporate website at www.bioenvision.com. A copy of the Company’s code of business conduct and ethics is available free of charge, upon request directed to Investor Relations, Bioenvision, Inc., 345 Park Avenue, 41st Floor, New York, NY, 10154, (212) 750-6700.

DIRECTORS’ COMPENSATION

The Company’s policy is that non-management directors are entitled to receive a director’s fee of $25,000 per annum and an additional $12,500 per annum for each committee on which they serve. In addition, they are reimbursed for actual expenses incurred in respect of attendance at such meetings.

Annex I-7

The Company does not separately compensate employees for serving as directors. The Company does not provide additional compensation for special assignments of the Company Board.

In connection with joining the Company Board, on January 20, 2004, Dr. Michael Kauffman was granted an option to purchase 25,000 shares of Company Common Stock at an exercise price of $4.55 (the fair market value of  Company Common Stock on the date of the grant), 12,500 of which vested on January 20, 2005 and 12,500 of which vested on January 20, 2006. On January 6, 2005, Dr. Michael Kauffman was granted an option to purchase 7,500 shares of Company Common Stock at an exercise price of $8.17 (the fair market value of Company Common Stock on the date of grant), 1,875 of which vested immediately, and the remainder shall vest on each of the first, second and third anniversaries of the grant date. On January 6, 2006, each of Thomas Scott Nelson and Dr. Michael Kauffman were granted an option to purchase 15,000 shares of Company Common Stock at an exercise price of $7.01 (the fair market value of Company Common Stock on the date of grant), 3,750 of which vested immediately, and the remainder shall vest on each of the first, second and third anniversaries of the grant date. In connection with joining the Company Board, on October 6, 2006, Joseph Cooper was granted an option to purchase 25,000 shares of Company Common Stock at an exercise price of $5.62 (the fair market value of Company Common Stock on the date of grant), 12,500 of which vest on October 6, 2007 and 12,500 of which vest on October 6, 2008. On January 3, 2007,  Dr. Michael Kauffman and Joseph Cooper were granted an option to purchase 25,000 and 6,250 shares, respectively, of Company Common Stock at an exercise price of $4.60 (the fair market value of Company Common Stock on the date of grant), 50% of which vest on January 3, 2008, and the remainder of which shall vest on January 3, 2009. On January 12, 2007, Scott Nelson was granted an option to purchase 25,000 shares of Company Common Stock at an exercise price of $4.67  (the fair market value of Company Common Stock on the date of grant), 50% of which vest on January 12, 2008, and the remainder of which shall vest on January 12, 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of Company Common Stock, as of May 25, 2007 by (i) each person whom we know to beneficially own 5% or more of Company Common Stock, (ii) each of the Company’s directors, (iii) each person listed on the Summary Compensation Table set forth under “Executive Compensation” and (iv) all of the Company’s directors and executive officers. The number of shares of Company Common Stock beneficially owned by each stockholder is determined in accordance with the rules of the SEC and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of Company Common Stock over which the stockholder exercises sole or shared voting or investment power and any shares which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement. The percentage ownership of Company Common Stock, however, is based on the assumption, expressly required by the rules of the SEC, that only the person or entity whose ownership is being reported has converted or exercised Company Common Stock equivalents into shares of Company Common Stock; that is, shares underlying Company Common Stock equivalents are not included in calculations in the table below for any other purpose, including for the purpose of calculating the number of shares outstanding generally. Except as otherwise noted below, the address for each person listed on the table is c/o Bioenvision, Inc., 345 Park Avenue, 41st Floor, New York, New York 10154.

Annex I-8

Name	Beneficial Ownership of Stock	Current Percentage of Class(1)
Perseus-Soros Biopharmaceutical Fund, LP (2) 888 Seventh Avenue, 30th Floor New York, New York 10106	7,950,053	13.34%
SCO Capital Partners LLC (3) 1285 Avenue of the Americas, 35th Floor New York, New York 10019	7,209,331	13.06%
Federated Investors (4) Federated Investors Towers Pittsburgh, PA 15222	6,218,700	11.30%
Christopher B. Wood, M.D.(5)	4,525,529	7.90%
David P. Luci (6)	700,154	1.26%
Hugh Griffith (7)	630,000	1.13%
Thomas Scott Nelson (8)	87,455	*
Andrew Saunders (9)	62,500	*
Kristen Dunker (10)	215,280	*
Steven A. Elms 888 Seventh Avenue, 29th Floor New York, New York 10106	0	*
Andrew N. Schiff, M.D. 888 Seventh Avenue, 29th Floor New York, New York 10106	0	*
Michael Kauffman M.D., Ph.D (11)	38,125	*
Joseph P. Cooper	0	*
Robert Sterling (12)	136,600	*
James S. Scibetta (13)	100,000	*
All Executive Officers and Directors as a group (14)	6,495,643	11.03%

*                    Represents holdings of less than one percent (1%).

(1)          Based on a total of 55,035,739 shares of Company Common Stock outstanding as of May 25, 2007.

(2)          Based upon Schedule 13D/A filed on May 30, 2007, includes 2,250,000 shares of Series A Preferred Stock currently convertible into 4,500,000 shares of Company Common Stock and a warrant to purchase 75,009 shares of Company Common Stock exercisable at $7.50 for five years from May 13, 2004. Perseus-Soros Partners, LLC is the general partner of the Perseus-Soros BioPharmaceutical Fund, LP. Perseus BioTech Fund Partners, LLC and SFM Participation, L.P. are the managing members of Perseus-Soros Partners, LLC. Perseuspur, LLC is the managing member of Perseus BioTech Fund Partners, LLC. Frank Pearl is the sole member of Perseuspur, LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, LP. SFM AH, LLC is the general partner of SFM Participation, L.P. The sole managing member of SFM AH, LLC is Soros Fund Management LLC. George Soros is the

Annex I-9

Chairman of Soros Fund Management LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, LP.

(3)          Based upon Schedule 13D/A filed on May 30, 2007, includes 115,971 shares of Company Common Stock held by the Sophie C. Rouhandeh Trust; and 115,971 shares of Company Common Stock held by the Chloe H. Rouhandeh Trust. Steven H. Rouhandeh, in his capacity as President of SCO Capital Partners, LLC and trustee of the trusts, has investment power and voting power with respect to these shares, but disclaims any beneficial ownership thereof. Excludes a warrant to purchase 70,000 shares of Company Common Stock exercisable at $1.50 per share for five years from May 8, 2002 which were originally held by SCO Financial Group, LLC, but transferred to (i) Daniel DiPietro (50,000), (ii) Jeremy Kaplan (10,000), and (iii) Joshua Golumb (10,000). SCO Financial Group, LLC served as a financial advisor to the Company through May 2004 and SCO Capital Partners, LLC extended a $1 million secured credit facility to the Company in November 2001. SCO Securities, LLC, a related entity, served as placement agent to the Company in connection with the Company’s May 2002 and March and May 2004 financings. As placement agent in connection with the March and May 2004 financing, SCO Securities, LLC received a warrant to purchase 204,452 shares of Company Common Stock exercisable at $6.25 per share for five years from March 22, 2004 and a warrant to purchase 55,838 shares of Company Common Stock exercisable at $6.25 per share for five years from May 13, 2004.

(4)          Based upon Schedule 13G filed on May 10, 2007.

(5)          Dr. Wood is the Company’s chairman and Chief Executive Officer. Excludes 318,750 shares of Company Common Stock owned by Julie Wood, Dr. Wood’s spouse, as to which Dr. Wood disclaims any beneficial interest. Includes options to acquire 1,500,000 shares of Company Common Stock which are exercisable at $1.25 per share, options to acquire 500,000 shares of Company Common Stock which are exercisable at $1.45 per share, options to acquire 146,250 shares of Company Common Stock which are exercisable at $8.17 per share, options to acquire 100,000 shares of Company Common Stock which are exercisable at $7.01 per share and options to acquire 39,375 shares of Company Common Stock which are exercisable at $4.67 per share.

(6)          Includes options to acquire 185,000 shares of Company Common Stock which are exercisable at $4.55 per share, 120,000 options which are exercisable at $8.17 per share, options to acquire 50,000 shares of Company Common Stock which are exercisable at $7.01 per share and options to acquire 35,000 shares of Company Common Stock which are exercisable at $4.60 per share.

(7)          Includes options to acquire 175,000 shares of Company Common Stock which are exercisable at $1.45 per share, options to acquire 175,000 shares of Company Common Stock which are exercisable at $4.05 per share, options to acquire 120,000 shares of Company Common Stock which are exercisable at $8.17 per share, options to acquire 125,000 shares of Company Common Stock which are exercisable at $7.01 per share and options to acquire 35,000 shares of Company Common Stock which are exercisable at $4.67 per share.

(8)          Includes options to acquire 3,750 shares of Company Common Stock which are exercisable at $7.01 per share.

(9)          Includes options to acquire 25,000 shares of Company Common Stock which are exercisable at $5.44 per share and options to acquire 12,500 shares of Company Common Stock which are exercisable at $7.01 per share.

(10) Includes options to acquire 140,000 shares of Company Common Stock which are exercisable at $8.25 per share, 18,125 shares of Company Common Stock which are exercisable at $8.17 per share and options to acquire 16,875 shares of Company Common Stock exercisable at $7.01 per share.

Annex I-10

(11) Includes options to acquire 25,000 shares of Company Common Stock which are exercisable at $4.55 per share, options to acquire 3,750 shares of Company Common Stock which are exercisable at $8.17 per share and options to acquire 3,750 shares of Company Common Stock which are exercisable at $7.01 per share.

(12) Includes options to acquire 50,000 shares of Company Common Stock which are exercisable at $4.55 per share, options to acquire 50,000 shares of Company Common Stock which are exercisable at $6.50 per share, options to acquire 9,375 shares of Company Common Stock which are exercisable at $8.17 per share, options to acquire 10,000 shares of Company Common Stock which are exercisable at $7.01 per share and options to acquire 5,000 shares of Company Common Stock which are exercisable at $4.60 per share.

(13) Includes options to acquire 100,000 shares of Company Common Stock which are exercisable at $4.96 per share.

(14) Includes options to acquire 3,853,405 shares of Company Common Stock.

EXECUTIVE COMPENSATION AND OTHER INFORMATION
CONCERNING EXECUTIVE OFFICERS

Executive Compensation

The following table sets forth for the years indicated the compensation paid and awarded to all individuals serving as (a) the Company’s chief executive officer, (b) each of the Company’s four other most highly compensated executive officers (other than the Company’s chief executive officer) who were serving as executive officers at the end of the Company’s fiscal year ended June 30, 2006 and whose total annual salary and bonus exceeded $100,000 for these periods, and (c) up to two additional individuals, if any, for whom disclosure would have been provided pursuant to (b) except that the individual(s) were not serving as the Company’s executive officers at the end of the Company’s fiscal year ended June 30, 2006, which are referred to as the named executive officers:

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Summary Compensation Table

		Annual Compensation						Long term compensation Awards Payouts
Name and Principal Position	Year	Salary		Bonus		Other		Securities underlying options/ SARs		LTIP payouts	All other compen- sation
Christopher B. Wood, M.D.,	2006	312,000		90,000		31,200	(1)	1,700,000	(2)	—	—
Chairman and Chief	2005	300,000		129,000		30,000	(3)	195,000	(4)	—	—
Executive Officer	2004	225,000		—		—		—		—	—
David P. Luci, Esq.,	2006	286,000		60,000	(6)	91,575	(5)	285,000	(5)(6)	—	—
Executive Vice President,	2005	275,000		86,000	(7)	—		160,000		—	—
General Counsel and	2004	220,000		20,000	(8)	—		—	(5)(9)	—	—
Corporate Secretary
Hugh S. Griffith, Chief	2006	260,000	(10)	60,000		26,483	(11)	250,000	(12)	—	—
Operating Officer	2005	250,000		86,000		46,090	(13)	160,000		—	—
(Europe)	2004	216,000		—		36,400	(14)	175,000	(15)	—	—
Andrew Saunders, M.D.	2006	222,000	(16)	35,000		17,770	(17)	50,000	(18)	—	—
	2005	231,250	(19)	—		—		50,000	(20)	—	—
	2004	—		—		—		—		—	—
Kristen M. Dunker, Esq.	2006	176,000		45,000		—		67,500	(21)	—	—
	2005	170,000		50,000		—		36,250	(22)	—	—
	2004	135,000		—		—		140,000	(23)	—	—

(1)          Represents the Company’s sponsored contribution to Dr. Wood’s pension plan.

(2)          On January 6, 2006, Dr. Wood was granted options to purchase 200,000 shares of Company Common Stock at $7.01 per share. Of these options, options to purchase 50,000 shares of Company Common Stock vested immediately and options to purchase 50,000 shares of Company Common Stock vest and become exercisable, subject to certain circumstances, on each of the first, second and third anniversaries of the grant date. On April 30, 2001, Dr. Wood was granted options to purchase 1,500,000 shares of Company Common Stock at $1.25 per share. The options were immediately exercisable and originally expired on April 30, 2006 but on March 30, 2006, the exercise period was subsequently extended to April 30, 2011.

(3)          Represents the Company’s sponsored contribution to Dr. Wood’s pension plan.

(4)          On January 6, 2005, Dr. Wood was granted options to purchase 195,000 shares of Company Common Stock at $8.17 per share. Of these options, options to purchase 48,750 shares of Company Common Stock vested immediately and options to purchase 48,750 shares of Company Common Stock vest and become exercisable, subject to certain circumstances, on each of the first, second and third anniversaries of the grant date.

(5)          On December 12, 2005, the Company cancelled options to purchase 185,000 shares of Company Common Stock that were originally issued below fair market value with an exercise price of $4.05. The Company reissued these options at the fair market value on January 20, 2004 (original grant date) with an exercise price of $4.55 and provided Mr. Luci a cash bonus of $91,575 in return for the increase in the exercise price. The original vesting terms and remaining exercise price of the original grant on the date of modification was utilized in the amended grant.

(6)          On January 6, 2006, Mr. Luci was granted options to purchase 100,000 shares of Company Common Stock at $7.01 per share. Of these options, options to purchase 25,000 shares of Company Common Stock vested immediately and options to purchase 25,000 shares of Company Common Stock vest and become exercisable, subject to certain circumstances, on each of the first, second and third anniversaries of the grant date. In addition, Mr. Luci’s 2006 annual bonus amount excludes $384,000

Annex I-12

which constitutes the value of the equity component of Mr. Luci’s annual bonus (options to purchase 100,000 shares of Company Common Stock intrinsically valued at $3.84 per share and granted on January 6, 2006).

(7)          Excludes $872,000 which constitutes the value of the equity component of Mr. Luci’s 2005 annual bonus (options to purchase 160,000 shares of Company Common Stock intrinsically valued at $5.45 per share and granted on January 6, 2005).

(8)          Excludes $370,000 which constitutes the value of the equity component of Mr. Luci’s 2004 annual bonus (options to purchase 185,000 shares of Company Common Stock intrinsically valued at $2 per share and granted on January 20, 2004).

(9)          On January 20, 2004, Mr. Luci was granted options to purchase 185,000 shares of Company Common Stock at the five day average trading price for the first five days of the year. Of these options, options to purchase 61,666 shares of Company Common Stock vest and become exercisable, subject to certain circumstances, on the first anniversary of the grant date and options to purchase 61,667 shares of Company Common Stock vest and become exercisable, on each of the second and third anniversaries of the grant date.

(10) Mr. Griffith’s base salary is $260,000 converted to GBP at an exchange rate of 1.78.

(11) Represents the Company’s sponsored contribution to Mr. Griffith’s pension plan.

(12) On January 6, 2006, Mr. Griffith was granted options to purchase 250,000 shares of Company Common Stock at $7.01 per share. Of these options, options to purchase 62,500 shares of Company Common Stock vested immediately and options to purchase 62,500 shares of Company Common Stock vest and become exercisable, subject to certain circumstances, on each of the first, second and third anniversaries of the grant date.

(13) Represents the Company’s sponsored contribution to Mr. Griffith’s pension plan.

(14) Represents the Company’s sponsored contribution to Mr. Griffith’s pension plan.

(15) On January 20, 2004, Mr. Griffith was granted options to purchase 175,000 shares of Company Common Stock at $4.05 per share. Of these options, options to purchase 58,333 shares of Company Common Stock vest and become exercisable, subject to certain circumstances, on each of the first, second and third anniversaries of the grant date.

(16) Dr. Saunders’ base salary is $222,000 converted to GBP at an exchange rate of 1.78.

(17) Represents the Company’s sponsored contribution to Dr. Saunders’ pension plan.

(18) On January 6, 2006, Dr. Saunders was granted options to purchase 50,000 shares of Company Common Stock at $7.01 per share. Of these options, options to purchase 12,500 shares of Company Common Stock vested immediately and options to purchase 12,500 shares of Company Common Stock vest and become exercisable, subject to certain circumstances, on each of the first, second and third anniversaries of the grant date.

(19) Dr. Saunders’ base salary is 125,000 GBP, which converts to $231,250 at an exchange rate of 1.85.

(20) On March 16, 2005, Dr. Saunders was granted options to purchase 50,000 shares of Company Common Stock at $5.44 per share. Of these options, options to purchase 12,500 shares of Company Common Stock vest and become exercisable, subject to certain circumstances, on June 30, 2005 and options to purchase 12,500 shares of Company Common Stock vest and become exercisable, subject to certain circumstances, on each of the first, second and third anniversaries of the grant date.

Annex I-13

(21) On January 6, 2006, Ms. Dunker was granted options to purchase 67,500 shares of Company Common Stock at $7.01 per share. Of these options, options to purchase 16,875 shares of Company Common Stock vested immediately and options to purchase 16,875 shares of Company Common Stock vest and become exercisable, subject to certain circumstances, on each of the first, second and third anniversaries of the grant date.

(22) On January 6, 2005, Ms. Dunker was granted options to purchase 36,250 shares of Company Common Stock at $8.17 per share. Of these options, options to purchase 9,063 shares of Company Common Stock vested immediately and options to purchase 9,063 shares of Company Common Stock vest and become exercisable, subject to certain circumstances, on each of the first, second and third anniversaries of the grant date.

(23) On June 22, 2004, Ms. Dunker was granted options to purchase 140,000 shares of Company Common Stock at $8.25 per share. Of these options, options to purchase 30,000 shares of Company Common Stock vested immediately and options to purchase 55,000 shares of Company Common Stock vest and become exercisable on each of the first and second anniversaries of the grant date.

Option/SAR Grants in Last Fiscal Year

The following table sets forth information concerning option/SAR grants in our fiscal year ended June 30, 2006 to each named executive officer:

	Individual Grants					Potential Realizable
						Value at Assumed
		Percent				Annual Rates
	Number of	of total				of Stock Price
	securities	options/SARs				Appreciation for
	underlying	granted to	Exercise or			Option Term(1)
Name	options/SARs granted (#)	employees in fiscal year	base price ($/share)	Expiration Date		5% ($)	10% ($)
Christopher B. Wood, MD	1,500,000 (2)	53.83%	$1.25	4/30/11	(2)	8,247,666	10,805,402
Christopher B. Wood, MD	200,000	7.18%	$7.01	1/6/16	(3)	291,360	1,232,086
David P. Luci, Esq.	100,000	3.59%	$7.01	1/6/16	(3)	145,680	616,043
David P. Luci, Esq.	185,000 (4)	6.64%	$4.55	1/20/14	(4)	576,322	1,122,162
Hugh S. Griffith	250,000	8.97%	$7.01	1/6/16	(3)	364,200	1,540,107
Andrew Saunders, MD	50,000	1.79%	$7.01	1/6/16	(3)	72,840	308,021
Kristen M. Dunker, Esq.	67,500	2.42%	$7.01	1/6/16	(3)	98,334	415,829

(1)          The dollar amounts under these columns are the result of calculations at rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, in the price of the underlying Company Common Stock. The potential realizable values are calculated using the closing price of $5.33 per share of Company Common Stock as quoted on the NASDAQ Global Select Market and NASDAQ Global Market on the last day of the fiscal year, or June 30, 2006, and assuming that the market price appreciates from this price at the indicated rate for the entire term of each option and that each option is exercised and sold on the last day of its term at the assumed appreciated price.

(2)          On April 30, 2001, Dr. Wood was granted options to purchase 1,500,000 shares of Company Common Stock at $1.25 per share. The options were immediately exercisable and originally expired on April 30, 2006 but on March 30, 2006, the exercise period was subsequently extended to April 30, 2011.

(3)          Options vest 25% on the grant date and 25% on each of the first, second and third anniversaries of the grant date.

Annex I-14

(4)          On December 12, 2005, the Company cancelled options to purchase 185,000 shares of Company Common Stock that were originally issued below fair market value with an exercise price of $4.05. The Company reissued these options at the fair market value on January 20, 2004 (original grant date) with an exercise price of $4.55 and provided a cash bonus to Mr. Luci of $91,575 in return for the increase in the exercise price. The original vesting terms and remaining exercise period of the original grant on date of modification was utilized in the amended grant.

Option Exercises and Year-End Option Values

The following table provides information regarding the exercise of stock options during the fiscal year ended June 30, 2006 and the number and value of unexercised options to purchase shares of Company Common Stock held as of June 30, 2006 by the Company’s named executive officers. As permitted by the rules of the SEC, we have calculated the value of the unexercised in-the-money options at fiscal year end on the basis of the closing price of $5.33 per share of Company Common Stock as quoted on the NASDAQ Global Select Market and NASDAQ Global Market on the last day of the fiscal year, or June 30, 2006, less the applicable exercise price multiplied by the number of shares which may be acquired on exercise. The Company has calculated the value realized of exercised options based on the difference between the per share option exercise price and the fair market value per share of Company Common Stock on the date of exercise, multiplied by the number of shares for which the option was exercised.

During the Company’s fiscal year ended June 30, 2006, Hugh S. Griffith exercised options to purchase 125,000 shares of Company Common Stock on February 27, 2006 and paid the Company the aggregate exercise price of $181,250. In addition, on April 3, 2006, David P. Luci exercised options to purchase 110,000 shares of Company Common Stock and paid the Company the aggregate exercise price of $81,400. There were no other options exercised in the Company’s fiscal year ended June 30, 2006 by the named executive officers.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End 2006 Option/SAR Values

Name	Shares acquired on exercise (#)	Value Realized ($)	Number of Securities underlying unexercised options/SARs at Fiscal Year End (#)		Value of Unexercised In-the-Money Options/ SARs at Fiscal Year End ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Christopher B. Wood, M.D.	0	$0	2,147,500	247,500	$8,060,000	$0
David P. Luci, Esq.	110,000	$692,450	228,332	216,668	$96,199	$48,101
Hugh S. Griffith	125,000	$918,750	434,166	325,833	$828,332	$74,666
Andrew Saunders, M.D.	0	$0	37,500	62,500	$0	$0
Kristen M. Dunker, Esq.	0	$0	175,000	68,750	$0	$0

Annex I-15

Ten Year Option/SAR Repricings

Name	Date	Number of Securities underlying options/SARs repriced or amended (#)		Market Price of Stock at time of Repricing or Amendment ($)	Exercise Price at time of Repricing or Amendment ($)	New Exercise Price ($)	Length of Original Option Term remaining at date of repricing or amendment
David P. Luci, Esq., Executive Vice President, General Counsel, Corporate Secretary	12/12/05	185,000	(1)	$6.80	$4.05	$4.55	8 years
David P. Luci, Esq., Executive Vice President, General Counsel, Corporate Secretary	3/31/03	380,000		$0.735	$1.95	$0.735	9.25 years

(1)          On December 12, 2005, the Company cancelled options to purchase 185,000 shares of Company Common Stock that were originally issued below fair market value with an exercise price of $4.05. The Company reissued these options at the fair market value on January 20, 2004 (original grant date) with an exercise price of $4.55 and provided a cash bonus to Mr. Luci of $91,575 in return for the increase in the exercise price. The original vesting terms and remaining exercise period of the original grant on date of modification was utilized in the amended grant.

Equity Compensation Plan Information

The following table provides information about the securities authorized for issuance under the Company’s equity compensation plans as of June 30, 2006:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan category	(a)	(b)	(c)
Equity compensation plans approved by security holders	3,203,167	$5.68	503,500
Equity compensation plans not approved by security holders(1)	—	—	—
Total	3,203,167	$5.68	503,500

(1)          The Company has no equity compensation plans not approved by security holders.

The Company’s Board of Directors adopted, and the Company’s stockholders approved, the Company’s 2003 Stock Incentive Plan at the annual meeting held in January 2004. The plan was adopted to recognize the contributions made by the Company’s employees, officers, consultants, and directors, to provide those individuals with additional incentive to devote themselves success and to improve the Company’s ability to attract, retain and motivate individuals upon whom the Company’s growth and financial success depends. There were 4,500,000 shares reserved for grants of options under the plan and as of June 30, 2006, 3,996,500 of these options had been issued.

Annex I-16

EMPLOYMENT AGREEMENTS

The Company has entered into employment agreements with certain of its principal executive officers. Pursuant to these agreements, such executive officers agree to devote all or a substantial portion of their business and professional time and effort to the Company’s business as executive officers. The employment agreements provide for certain compensation packages, which include bonuses and other incentive compensation. The agreements also contain covenants restricting the employees from competing with the Company and its business and prohibiting them from disclosing confidential information about the Company’s and its business.

On September 1, 1999, the Company entered into an employment agreement with Christopher B. Wood, M.D. under which he serves as the Company’s chairman and chief executive officer. The initial term of Dr. Wood’s employment agreement is two years with automatic one-year extensions thereafter unless either party gives written notice to the contrary. On December 31, 2002, the Company entered into a new employment agreement with Dr. Wood, under which he continues to serve as the Company’s chairman and chief executive officer. Under this contract, the term is one year, with automatic one-year extensions thereafter unless either party provides written notice to the contrary. Dr. Wood’s new employment agreement provides for an initial base salary of $225,000, a bonus as determined by the Company Board, health insurance and other benefits currently or in the future provided to the Company’s key employees. If Dr. Wood’s employment is terminated other than for cause or if he resigns for good reason or upon a change of control, he will receive a lump sum payment in an amount equal to his then current annual base salary and any and all unvested options will vest and immediately become exercisable.

On October 23, 2002, Bioenvision, Ltd. entered into an employment agreement with Hugh S. Griffith, pursuant to which he agreed to serve as Bioenvision Ltd.’s Commercial Director (Europe) and now serves as Chief Operating Officer of Bioenvision, Ltd. The initial term of Mr. Griffith’s employment agreement is one-year, with automatic six (6) month extensions thereafter unless either party provides written notice to the contrary. If Mr. Griffith’s employment is terminated other than for cause or if he resigns for good reason or upon a change of control, he will receive a lump sum payment in an amount equal to 0.5 multiplied by the sum of his then current annual base salary plus a payment equal to six (6) months of his then current base salary in complete satisfaction of our obligation to provide no less than six (6) months prior written notice as set forth in the employment agreement.

On January 6, 2003, Bioenvision, Ltd. entered into an employment agreement with Ian Abercrombie, pursuant to which he agreed to serve as the Bioenvision, Ltd. sales manager (Europe) and now serves as Programme Director (Europe). The initial term of Mr. Abercrombie’s employment agreement is one-year, with automatic six (6) month extensions thereafter unless either party provides written notice to the contrary. If Mr. Abercrombie’s employment is terminated other than for cause or if he resigns for good reason or upon a change of control, he will receive a payment equal to six (6) months of his then current base salary in complete satisfaction of our obligation to provide no less than six (6) months prior written notice as set forth in the employment agreement.

On March 31, 2003, the Company entered into an employment agreement with David P. Luci, pursuant to which he agreed to serve as the Company’s director of finance, general counsel and corporate secretary and now serves as the Company’s executive vice president, general counsel and corporate secretary. The initial term of Mr. Luci’s employment agreement is one-year, with automatic one-year extensions thereafter unless either party provides written notice to the contrary. If Mr. Luci’s employment is terminated other than for cause or if he resigns for good reason or upon a change of control, he will receive a lump sum payment in an amount equal to 1.5 multiplied by the sum of (i) his then current annual base salary plus (ii) his then average annual bonus for the preceding two years and any and all unvested options will vest and immediately become exercisable. On April 10, 2003, the Company entered into an

Annex I-17

agreement with Mr. Luci to “gross up” any taxes, interest or penalties he incurs on payments received in connection with a change in control.

On November 27, 2006, the Company entered into an employment agreement with James S. Scibetta pursuant to which he agreed to serve as Chief Financial Officer of the Company. The initial term of Mr. Scibetta’s employment agreement is one-year from December 4, 2006, with automatic one-year extensions thereafter unless either party provides written notice to the contrary. If Mr. Scibetta’s employment is terminated other than for cause or if he resigns for good reason or upon a change of control, he will receive a lump sum payment in an amount equal to the sum of (i) his then current annual base salary plus (ii) his then average annual bonus for the preceding two years and any and all unvested options will vest and immediately become exercisable.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the year ended June 30, 2006, the compensation committee of the Company Board was comprised of Mr. Elms and Drs. Schiff and Kauffman. None of the committee’s members was employed by us as an officer or employee during the year ended June 30, 2006. No committee member had any interlocking relationships requiring disclosure under applicable rules and regulations.

For a description of certain relationships and transactions with members of the Company Board or their affiliates, see “Certain Relationships and Related Transactions” below.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS
ON EXECUTIVE COMPENSATION

Introduction

The Company Board’s compensation committee administers the Company’s compensation programs. The compensation committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the chief executive officer’s performance in light of those goals and objectives and determining and approving the chief executive officer’s compensation level based on this evaluation. The compensation committee is also responsible for reviewing and approving the salaries and other compensation of the Company’s other executive officers.

The compensation committee is currently comprised of Mr. Elms and Drs. Schiff and Kauffman; with Dr. Kauffman serving as chairman of the compensation committee. All current compensation committee members are independent within the meaning of the listing standards of NASDAQ.

Compensation for 2006

The Company’s 2006 executive compensation program consisted of several elements: an annual base salary, annual bonus compensation and incentive stock option grants.

Christopher B. Wood, M.D. is the Company’s chairman and chief executive officer. Dr. Wood received a $312,000 annual base salary which was previously approved by the Company Board. The other executive officers also received their previously established or negotiated salaries. The compensation committee’s goal was to provide competitive executive compensation packages as a means of retaining its executive officers. To that end and consistent with its prior practices, the committee strived to compensate executive officers with salaries commensurate with prevailing compensation practices in the bio-pharmaceutical industry. Salaries vary according to the levels of responsibility undertaken by the executive officers.

The compensation committee’s goals with annual bonus and incentive stock option grants was to focus executive behavior on the fulfillment of long-term and annual business objectives, and to create a sense of

Annex I-18

ownership in the company that causes executive decisions to be aligned with the best interests of the Company’s stockholders.

For 2006, the Company Board articulated goals for the Company. The Company Board emphasized several drug development activities and corporate development activities as the most relevant measures in determining executive compensation including obtaining requisite regulatory approval for clofarabine in Europe.

Conclusion

All aspects of the Company’s executive compensation are subject to change at the discretion of the committee in reaction to and in recognition of the changing circumstances of the current marketplace. The committee will monitor the Company’s executive compensation on an ongoing basis to ensure that it continues to support a performance-oriented environment and remains properly integrated with the Company’s annual and long-term strategic objectives.

Compensation Committee

Steve A. Elms
Andrew Schiff, M.D.
Michael Kauffman, M.D.

*                    The material in this report is not “solicitation material,” is not deemed filed with the Securities and Exchange Commission, and is not incorporated by reference in any filing of the company under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any filing.

Annex I-19

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS*

The Company Board’s audit committee carries out oversight functions with respect to the preparation, review and audit of the Company’s financial statements and operates under a written charter adopted by the Company Board.

The audit committee is comprised of Messrs. Elms and Nelson and Drs. Schiff and Kauffman; with Mr. Elms serving as chairman of the audit committee. All current and proposed audit committee members are independent, as independence is defined in Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended. All members of the audit committee are financially literate and the Company Board has determined that Mr. Nelson (i) is an “audit committee financial expert” and (ii) is independent, as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. The development, maintenance and evaluation of internal controls and procedures and the financial reporting system, the maintenance of appropriate accounting and financial reporting principles or policies and the preparation of financial statements in accordance with generally accepted accounting principles are the responsibility of the Company’s management. The Company’s independent auditors perform an independent audit of its consolidated financial statements in accordance with generally accepted auditing standards and issue a report thereon. The audit committee’s responsibility is to monitor and oversee the foregoing functions.

The audit committee has met and held discussions with management and the independent auditors with respect to the Company’s consolidated financial statements for fiscal year ended June 30, 2006 and related matters. Management advised the committee that the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles and the committee has reviewed and discussed the consolidated financial statements with management and the Company’s independent auditors. The independent auditors presented to and reviewed with the audit committee the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Company’s independent auditors also provided to the committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and in connection therewith the committee discussed with the independent auditors their views as to their independence. In undertaking its oversight function, the audit committee relied, without independent verification, on management’s representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America and on the representations of the independent auditors included in their report on the Company’s financial statements.

Based on the audit committee’s considerations, discussions with management and the independent auditors as described above, the audit committee recommended to the Company Board that the audited consolidated financial statements be included in the Company’s Annual Report on the Form 10-K for the fiscal year ended June 30, 2006 filed with the Securities and Exchange Commission.

Audit Committee

Steven A. Elms
Scott Thomas Nelson
Andrew Schiff, M.D.
Michael Kauffman, M.D.

*                    The material in this report is not “solicitation material,” is not deemed filed with the Securities and Exchange Commission, and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any filing.

Annex I-20

PERFORMANCE MEASUREMENT COMPARISON

Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on shares of Company Common Stock against (i) the cumulative total return of companies listed on Nasdaq Stock Market Index and (ii) the cumulative total return of a peer group selected by us (Vion Pharmaceuticals, Inc., Enzon Pharmaceuticals, Inc. and Genzyme Corporation). The five-year period compared commences June 29, 2001 and ends June 30, 2006. This graph assumes that $100 was invested on July 2, 2001 in us and each of the market index and the peer group index, at the June 29, 2001 closing price, and that all cash distributions were reinvested. The Company Common Stock price performance shown on the graph is not indicative of future price performance.

*                    The price performance comparison information in the table is not “solicitation material,” is not deemed filed with the Securities and Exchange Commission, and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any filing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In March and May 2004, the Company completed a private placement pursuant to which it issued an aggregate of 2,602,898 shares of Company Common Stock and warrants to purchase an aggregate of 780,870 shares of Company Common Stock. An affiliate of SCO Capital Partners LLC, a beneficial owner of more than 5% of Company Common Stock, served as the Company’s financial advisor in connection with these financings and earned a placement fee of approximately $1,200,000 in connection with the May 2002 private placement and warrants to purchase 260,291 shares of Company Common Stock for $6.25 per share for the March and May 2004 financings. The Company believes that the terms of the foregoing transactions are no less favorable than could be obtained by it from unrelated parties on an arm’s length basis.

Annex I-21

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s outstanding equity securities, to file initial reports of beneficial ownership and reports of changes in beneficial ownership of equity securities with the SEC and any national securities exchange on which the Company’s equity securities are listed. These persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon a review of filings made with the SEC and the Company’s records, the Company believes that all of its directors, executive officers and holders of more than 10% of the outstanding shares of Company Common Stock have filed on a timely basis the reports required by Section 16(a) of the Exchange Act during, or with respect to, the year ended June 30, 2006, except as described below.

A Form 4 required to be filed in September 2005 by Thomas Scott Nelson was filed five days late. Form 4s required to be filed in January 2006 by Dr. Wood, Robert Sterling, Andrew Saunders, Thomas Scott Nelson, David P. Luci, Michael Kauffman, Hugh Griffith, Kristen M. Dunker and Ian Abercrombie were included as part of their individual Form 5s filed in August 2006.

Annex I-22

Annex II

OPINION OF UBS SECURITIES LLC

[LETTERHEAD OF UBS SECURITIES LLC]

May 28, 2007

The Board of Directors
Bioenvision, Inc.
345 Park Avenue
New York, New York 10154

Dear Members of the Board:

We understand that Bioenvision, Inc., a Delaware corporation (“Bioenvision”), is considering a transaction whereby Genzyme Corporation, a Massachusetts corporation (“Genzyme”), will acquire Bioenvision. Pursuant to the terms of an Agreement and Plan of Merger, draft dated May 28, 2007 (the “Merger Agreement”), among Genzyme, Wichita Bio Corporation (“Sub”), a Delaware corporation and wholly owned subsidiary of Genzyme, and Bioenvision, (i) Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.001 per share, of Bioenvision (“Bioenvision Common Stock”) at a purchase price of $5.60 per share in cash (the “Common Stock Consideration”), and (ii) subsequent to the consummation of the Tender Offer, Sub will be merged with and into Bioenvision (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Bioenvision Common Stock not previously tendered will be converted into the right to receive the Common Stock Consideration. The Merger Agreement also provides, in connection with the Transaction, for the acquisition by Sub of all of the outstanding shares of Series A Convertible Participating Preferred Stock of Bioenvision. In addition, simultaneously with the execution of the Merger Agreement, certain stockholders of Bioenvision are entering into stockholder agreements with Genzyme and Sub (such stockholders, the “Excluded Holders”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Bioenvision Common Stock (other than Genzyme, Sub, the Excluded Holders and their respective affiliates) of the Common Stock Consideration to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to Bioenvision in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS has provided investment banking services to Bioenvision unrelated to the proposed Transaction for which UBS received compensation, including having acted as joint bookrunning manager in connection with an equity offering of Bioenvision in 2005. In addition, in the past, UBS has provided investment banking services to Genzyme unrelated to the proposed Transaction for which UBS received compensation, including having acted as financial advisor to Genzyme in connection with certain acquisition transactions in 2005 and 2006. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Bioenvision and Genzyme and, accordingly, may at any time hold a long or short position in such securities.

Annex II-1

The Board of Directors
Bioenvision, Inc.
May 28, 2007

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to Bioenvision or Bioenvision’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of Bioenvision as to whether such stockholder should tender shares of Bioenvision Common Stock in the Tender Offer or how such stockholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Common Stock Consideration to the extent expressly specified herein, of the Merger Agreement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Merger Agreement will not differ in any material respect from the draft that we have reviewed, (ii) Bioenvision and Genzyme will comply with all material terms of the Merger Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on Bioenvision or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to Bioenvision; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Bioenvision that were provided to us by the management of Bioenvision and not publicly available, including financial forecasts and estimates prepared by the management of Bioenvision; (iii) conducted discussions with members of the senior management of Bioenvision concerning the business and financial prospects of Bioenvision; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of Bioenvision Common Stock; (vii) reviewed the Merger Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your direction, we contacted selected third parties to solicit indications of interest in a possible transaction with Bioenvision and held discussions with certain of these parties prior to the date hereof.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Bioenvision, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Bioenvision as to the future performance of Bioenvision. We have relied, at your direction, without independent verification or investigation, upon the assessments of the management of Bioenvision as to the products and technology of Bioenvision and the risks associated with such products and technology (including, without limitation, the probability of successful testing, development and marketing, and approval by appropriate governmental authorities, of such products and technology). Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Annex II-2

The Board of Directors
Bioenvision, Inc.
May 28, 2007

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Common Stock Consideration to be received by holders of Bioenvision Common Stock (other than Genzyme, Sub, the Excluded Holders and their respective affiliates) in the Transaction is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Transaction.

Very truly yours,
/s/ UBS Securities LLC
UBS SECURITIES LLC

Annex II-3

Annex III

BIOENVISION, INC.
345 Park Avenue, 41st Floor
New York, New York 10154

June 7, 2007

Dear Stockholder:

We are pleased to inform you that on May 29, 2007, Bioenvision, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Genzyme Corporation (“Genzyme”), pursuant to which a wholly-owned subsidiary of Genzyme (the “Purchaser”) is today commencing a tender offer (the “Offer”) to purchase (i) all of the outstanding shares of the Company’s common stock (together with the associated preferred stock purchase rights) for $5.60 per share in cash, without interest and (ii) all of the outstanding shares of the Company’s preferred stock for (a) $11.20 per share in cash, plus (b) all accrued but unpaid dividends with respect to such shares of preferred stock as of the date of acceptance of shares pursuant to the tender offer. Unless subsequently extended, the tender offer is scheduled to expire at 12:01 a.m., New York City time, on Monday, July 2, 2007. The tender offer is conditioned upon, among other things, (a) the tender without withdrawal of that number of shares of the Company’s common stock and the Company’s preferred stock which, when added to any shares of the Company’s common stock already owned by Genzyme or the Purchaser, represents at least a majority of the total number of outstanding shares of the Company’s common stock (assuming the exercise or conversion of all vested “in the money” options and “in the money” warrants) and the receipt of regulatory approvals and (b) the tender of 100% of the outstanding shares of the Company’s preferred stock. The tender offer will be followed by a merger (the “Merger”), in which each share of Company common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

Your Board of Directors has unanimously: (i) determined and declared that the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby are advisable, and in the best interests of the Company and its stockholders, (ii) approved the Offer and the Merger in accordance with the Delaware General Corporation Law, (iii) approved the Merger Agreement and (iv) recommended that the Company’s stockholders accept the Offer, tender their shares of Company common stock and Company preferred stock into the Offer, and, if required by applicable law, adopt the Merger Agreement.

In arriving at its recommendation, the Board of Directors carefully considered a number of factors more fully described in the attached Schedule 14D-9. You should read the Schedule 14D-9 carefully and in its entirety.

You will also receive the Genzyme Offer to Purchase, dated June 4, 2007, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. We urge you to consider this information carefully.

Sincerely,

/s/ Christopher B. Wood
Christopher B. Wood
Chairman and Chief Executive Officer

Annex III-1